Sprott

Contrarian.
Innovative.
Aligned.

2025 Annual Report

A global leader in precious metals and critical materials investments

Five Year Financial Record

In millions $, except shareholder return	2021	2022	2023	2024	2025
Net income	33.2	17.6	41.8	49.3	67.3
Adjusted EBITDA	64.1	71.0	71.9	85.2	121.4
Dividends	25.7	25.9	25.9	27.1	33.5
5-yr cumulative return (per $100)	159.34	120.89	126.92	161.65	383.58
S&P/TSX composite index (per $100)	126.33	111.31	127.52	142.38	196.67
NYSE composite index (per $100)	120.83	109.71	124.99	144.98	170.85

Table of Contents

Letter From Our CEO

Dear fellow shareholders,

2025 Review

Sprott's Assets Under Management ("AUM") were $59.6 billion as at December 31, 2025, up 21% from $49.1 billion as at September 30, 2025 and up 89% from $31.5 billion as at December 31, 2024. During the year we benefited from market value appreciation across the majority of our fund products and $3.9 billion in net sales for the year, primarily in our exchange listed products. Subsequent to year-end, as at February 13, 2026, AUM was $70.1 billion, up 18% from $59.6 billion as at December 31, 2025.

Net income for the quarter was $28.7 million ($1.11 per share), up $17 million from $11.7 million ($0.46 per share) for the quarter ended December 31, 2024. On a full-year basis, net income was $67.3 million ($2.61 per share), up $18.1 million or 37% from $49.3 million ($1.94 per share) for the year ended December 31, 2024. Our net income performance was primarily due to market value appreciation and inflows to our precious metals physical trusts and carried interest and performance fee crystallizations in our managed equities and private strategies segments. These increases were partially offset by a change in accounting requirements brought on by our new cash-settled stock plan that took effect this year.

Adjusted EBITDA was $42.1 million ($1.63 per share) for the quarter, up $19.8 million or 88% from $22.4 million ($0.88 per share) for the quarter ended December 31, 2024 and $121.4 million ($4.71 per share) on a full-year basis, up $36.2 million or 43% from $85.2 million ($3.35 per share) for the year ended December 31, 2024. Adjusted EBITDA in the quarter and on a full-year basis benefited from higher average AUM on market value appreciation and inflows to our precious metals physical trusts and ETFs.

> **It was a banner year for precious metals… dramatically outperforming traditional asset classes. Critical materials investments performed well throughout the year due partly to increased government intervention in these markets.**

Precious Metals

It was a banner year for precious metals. Gold surged 64.6% in 2025, reaffirming its role as a core portfolio diversifier, while silver soared 148% and platinum climbed 127%, dramatically outperforming traditional asset classes. Palladium added to the strength with a 77.5% gain.

In recent years, the rising gold price has been driven largely by central bank purchases. In 2025, investors looking for protection from escalating global conflicts, rising trade tensions, monetary expansion and fiscal deficits sought shelter in gold. According to World Gold Council data, physical gold ETFs reported $89 billion in inflows and total physical gold ETF AUM surpassed $559 billion.

Silver's dual role as both a monetary metal and a critical material contributed to its gains in 2025. Rising demand coupled with a fifth consecutive year in a structural supply deficit pushed prices higher as the metal played catch up to gold prices. Late in 2025 and into early 2026, speculative investors chased prices to more than $121 an ounce before they corrected by approximately 30%.

Critical Materials

Critical materials investments performed well throughout the year due partly to increased government intervention in these markets. In response to rising geopolitical tensions, the Trump administration has taken direct equity positions in a number of mining companies. In January 2026, it went one step further with the announcement of a $12 billion program, dubbed "Project Vault", to bolster domestic stockpiles of critical materials and reduce U.S. dependence on China. The very next day, a U.S. government-backed mining fund agreed to buy a 40% stake in Glencore's copper and cobalt projects in the Democratic Republic of the Congo. We expect other countries to follow suit in developing their own supply chains for the critical minerals required by automakers, technology companies, defense contractors and other manufacturers.

Physical Trusts

The favorable environment for both precious metals and critical materials investments benefited our physical trusts in 2025. Top performers included the Sprott Physical Gold Trust ("PHYS") which gained 63.2% on the year and reported $1.4 billion in net sales and the Sprott Physical Silver Trust ("PSLV") which gained 144.6% with $1.4 billion in net sales. After a slow start to the year, the Sprott Physical Uranium Trust ("SPUT") gained 9.9% in 2025, reported $0.8 billion in net sales and purchased nearly nine million pounds of physical uranium. As of February 10, 2026, total physical trust AUM was $55.2 billion.

A Growing ETF Franchise

Sprott launched three new ETFs in 2025, including our first actively-managed ETFs, designed to leverage our investment team's specialized expertise. We are pleased with the early success of these products, which have delivered exceptional investment returns while hitting key AUM milestones more quickly than any of our previous product launches. As of February 10, 2026, our total ETF AUM was $6.9 billion, up by approximately $6.6 billion since the beginning of 2021.

Managed Equities

Our managed equities strategies delivered outstanding performance in 2025 with our flagship Sprott Gold Equity Fund posting a gain of 147.7% during the year and one of our private partnerships generating a sizable performance fee for Sprott shareholders. Investors have not yet begun to allocate to mining equities in size despite their stellar returns. We expect this to change in 2026 as the rotation out of Magnificent Seven technology stocks continues.

Physical and Digital World's Converging

Over the past year we noted the emergence of a powerful new trend – the convergence of the digital and physical worlds. Tokenization of all tradable assets is accelerating and, after many years of false starts, digital precious metals solutions such as gold-backed digital tokens are beginning to gain traction.

At the same time, the importance of physical ownership has never been more relevant. We have seen evidence of this in geographic price distortions in gold, silver, copper and aluminum caused by the rapid movement of physical metals between key trading hubs including London, New York and Shanghai. The last commodity super-cycle was driven by China building one hundred new cities. We believe this one will hinge on electrification and the construction of thousands of new data centers to power artificial intelligence and other massively power intensive industries.

Outlook

For 2026, we expect more of the same volatility experienced in 2025. There will be more turbulence on the world stage as geopolitical conflicts continue with some new adventures in Venezuela and Greenland thrown into the mix.

We recently experienced a swift and violent selloff in precious metals following an exceptional run for gold and silver prices. In our view this is a healthy and overdue technical correction triggered by speculative investors and algorithmic traders while the fundamental drivers of the rally remain intact. Chief among these trends is what has become known as the debasement trade. The debasement trade reflects a structural regime in which fiat currencies gradually lose purchasing power as persistent fiscal deficits, debt monetization, and ongoing liquidity injections erode real value over time. A little-known concept just a year ago, it has now entered the mainstream vernacular. Google searches for "debasement" and "dollar debasement" started rising last summer when the Trump administration began escalating its threats on the independence of the U.S. Federal Reserve. Search activity peaked in October 2025 with "debasement" officially becoming a trending term. Searches are once again on the rise in early 2026.

Searches for "Debasement"



Search Popularity (from 0 to 100, where 100 signifies peak interest)

Source: Google trends

The debasement trade was a major feature coming into 2026 as investors of all classes reviewed their portfolio allocations and positioning. Given the U.S. administration's aggressive negotiating tactics and foreign policy, we should expect more "S.A.D." (Sell America Down) in the global investment community. Further, we are in an election year with consumer affordability the #1 issue. Since losing political ground on this problem last November, the Trump Administration has started making populist proposals that would please the most aggressive progressives. Caps on credit card interest, bans on institutional investments in single family homes, and taxpayer funded $1,000 grants to newborns' accounts are all ideas likely to backfire.

The U.S. Treasury is now buying back tens of billions of its own paper each month and instructions have been given to the Fannie Mae and Freddie Mac agencies to buy back $200 billion of mortgages. Clearly, while this is not called Q.E. (quantitative easing), money printing is back and its long-term inflationary effects will do nothing to improve affordability.

Sprott's commitment to hard asset investments is long-standing. With our core positioning in precious metals and critical materials we are well-placed to weather the fiscal and geopolitical volatility ahead. Uncertain times will ultimately lead to larger investor allocations to precious metals. At the same time, the world is waking up to the fact that we can't achieve our digital ambitions without the underlying physical assets needed to build and power them.

As always, we are grateful for your support. We look forward to reporting to you on our progress in the quarters ahead.

Sincerely,

W. Whitney George

Whitney George
Chief Executive Officer

Financial Highlights

> **Sprott's core expertise in precious metals and critical materials investment allowed the company to create significant shareholder value in 2025. Looking ahead, we are well positioned to benefit all the more from powerful long-term macroeconomic trends we anticipate in 2026 and beyond.**

Ronald Dewhurst, Chairman

5-yr Historical Annual Shareholder Return



+71%
■ NYSE
Composite Index

+97%
■ S&P/TSX
Composite Index

+284%
■ Sprott Inc

We have a highly focused set of product and service offerings...



1% Other critical materials, $0.4B

1% Copper, $0.9B

17% Critical materials, $10.1B

1% Platinum & Palladium, $0.8B

15% Uranium, $8.8B

2% Other, $0.9B*

$59.6B†
AUM as at Dec. 31, 2025

47% Gold, $27.8B

33% Silver, $20B

81% Precious metals, $48.6B

*Consists of: (1) high net worth managed accounts holding U.S. equities and (2) U.S. value strategies.
†Includes direct commodity exposure and indirect exposure from equities.

...Our business continues to grow and our operating margin continues to widen...



AUM in billions of $

...As we continue to execute our strategy, our earnings continue to grow by double digits



5-yr CAGR: 22%

44.2 64.1 71.0 71.9 85.2 121.4

2020 2021 2022 2023 2024 2025

Adjusted EBITDA in millions of $

Business Overview

Exchange Listed Products

The Company's closed-end physical trusts and exchange traded equity investment strategies.

Our Businesses

Managed Equities

The Company's active equity investment strategies.

Private Strategies

The Company's lending and streaming investment strategies.

For a detailed account of the underlying principal subsidiaries within our reportable operating segments, refer to the Company's Annual Information Form and note 2 of the annual financial statements.

Purpose & Values

We aspire to be the leading global asset manager focused on precious metals and critical materials.

Our Purpose:

As **contrarian** investors with a long-term investment horizon, we remain both patient and persistent.

We will continue to **innovate** to bring our clients the strongest possible investment products. We remain **aligned** with our partners (shareholders, clients, employees and the communities wherein we operate) as significant shareholders of Sprott and meaningful co-investors in Sprott products.

We are committed to the support and advancement of our people. We give back to the communities we operate in with both our time and resources. At Sprott, we have a strong plan, but we also have the flexibility to adjust where necessary. We share our success with our partners.

Our Values:

- We believe in partnership with our employees, clients, and our shareholders.
- We are prepared to be **contrarian.**
- We are **innovative.**
- We are **aligned.**
- We are patiently persistent.

Board of Directors



Ronald Dewhurst
Chairman
Independent Director



Graham Birch
Chair, Audit and Risk
Management Committee
Independent Director



Barbara Connolly Keady
Chair, Governance, Sustainability
and Nominating Committee
Independent Director



Judith W. O'Connell
Chair, Compensation Committee,
Independent Director



Catherine Raw
Independent Director



Dinaz Dadyburjor
Independent Director



Whitney George
Chief Executive Officer
Non-independent Director

Senior Leadership Team



Whitney George
Chief Executive Officer, Sprott Inc.



Ryan McIntyre, MBA, CFA
President, Sprott Inc.



Kevin Hibbert, FCPA, FCA
Co-Chief Operating Officer &
Chief Financial Officer, Sprott Inc.



Arthur Einav
Co-Chief Operating Officer &
General Counsel, Sprott Inc.



John Ciampaglia, CFA, FCSI
Chief Executive Officer,
Sprott Asset Management



Greg Caione
Chief Investment Officer,
Private Strategies, Sprott Inc.



Edward C. Coyne
Senior Managing Partner,
Global Sales, Sprott Inc.



Heather MacLeod
Chief Marketing Officer, Sprott Inc.



Glen Williams
Senior Managing Partner,
Investor & Institutional Client
Relations, Sprott Inc.

Corporate Sustainability

Our approach and commitment to corporate sustainability is in support of executing a sustainable strategy that delivers long-term value for our stakeholders. Our commitment to operating responsibly touches our policies and practices in the areas of investment management, people and culture, business practices and ethics, philanthropy, governance, and the environment.

2025 Corporate Sustainability Highlights

Our corporate sustainability accomplishments are noted below:

Investment Management

- As a signatory to the Principles for Responsible Investment ("PRI") since 2019, Sprott has committed to, where consistent with the fiduciary responsibility of our subsidiaries, incorporating responsible investment factors into our investment decision making and active ownership practices. In 2025, we maintained our annual reporting requirements under the PRI and continued to integrate Responsible Investment factors into our investment management activities.

- Sprott continues to grow our suite of investment funds that provide investors with exposure to a range of critical materials necessary to meet rising demand for energy. Representing 17% / $10.1B of our total AUM, our critical materials strategies include funds focused on uranium, copper, lithium, nickel, cobalt and other materials essential to the generation, transmission and storage of clean energy.

People & Culture

- Employees are our most valuable asset and key to delivering value for our clients and shareholders. We are deeply committed to empowering our employees to reach their full potential by cultivating an inclusive workplace culture of innovation and excellence, where belonging, diversity of thought and well-being are supported.

- We recruit, retain and support exceptional talent from a wide range of differentiated experiences and backgrounds.

- We apply a multi-faceted approach to support our employees' professional growth and development. In addition to offering external education subsidies, licensing and designation support, time off for studying, mentorship and networking opportunities, we also provide our employees with access to numerous on-demand soft and hard skill courses through our internal training program, Sprott Academy.

- We prioritize our employees' physical and mental health by providing a comprehensive and competitive benefits package. In addition, we strive to reduce the stigma of seeking mental health support through our annual month-long mental health campaign every May.

- We actively seek our employees' feedback through our initiative "Sprott Listens", with a view to continuously monitoring and improving the employee experience and engagement, leading to better business processes and outcomes. Our 2025 employee survey results were well above Canadian and U.S. benchmarks for the 5 KPIs that gauge the employee experience.

Business Practices & Ethics

- Our Risk Management and Compliance programs seek to maintain high ethical standards along with implementing policies and procedures that support the achievement of our business strategy and corporate purpose.
- We maintain robust ethics and compliance policies which include a Code of Business Conduct and Ethics, Whistleblower Policy, and various other corporate governance and operational policies which all employees are required to adhere to.
- Our mandatory training programs are ongoing and include cybersecurity training, privacy training, anti-money laundering training, equal employment opportunity and anti-harassment training.

Philanthropy

- Through various corporate philanthropic initiatives, we actively partner with organizations focused on education, health & wellness, sustainability in the mining sector, and humanitarian relief.
- Our employee-led giving programs connect Sprott with worthy organizations where our employees are personally engaged and committed that align with our previously noted philanthropic focus areas.
- Our employees participate in a number of charitable events throughout the year including fundraising events and galas, giving campaigns, volunteering, food and toy drives, volunteer board seats and fundraising committee positions.
- We also partner with various university student groups that support the development of tomorrow's leaders in STEM and finance.

Governance

- Our compensation practices align our employees with the long-term strategic goals and interests of our clients and shareholders.
- The majority of Sprott's Board of Directors remain independent (6 of 7 / 86% are independent).
- The Company provides continuing education opportunities for all directors, so that all directors may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Corporation's business remains current.
- We operate a robust business continuity program as well as an information technology and cybersecurity specific program to protect critical company assets/data and ensure operational continuity. As part of this, we successfully completed our annual National Institute of Standards 2.0 audit for 2025.

The Environment

- We completed our annual assessment of greenhouse gas emissions (GHG) associated with our offices in Canada and the United States and achieved carbon neutrality under the Carbonzero program after we sourced carbon offsets in the equivalent amount of our 2024 Scope 1 and Scope 2 GHGs.
- Our Toronto headquarters location has received both LEED v4.1 Platinum Level Certification and Platinum level BOMA BEST certification recognizing excellence in energy sustainability and environmental management.

Management's Discussion and Analysis

Years ended December 31, 2025 and 2024

Forward looking statements

Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Outlook" section, contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the foregoing, this MD&A contains Forward-Looking Statements pertaining to: (i) our positioning will benefit from a highly compelling environment for precious metals, critical materials and their related equities; and (ii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although Sprott Inc. (the "Company") believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed herein under the heading "Critical Accounting Estimates and significant judgments". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange ("FX") risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company's investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company's annual information form dated February 18, 2026; and (xxviii) those risks described under the headings "Managing Financial Risk" and "Managing Non-Financial Risk" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the board of directors of the Company and will be established on the basis of the Company's earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Management's discussion and analysis

This MD&A of financial condition and results of operations, dated February 18, 2026, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at December 31, 2025, compared with December 31, 2024, and the consolidated results of operations for the three and twelve months ended December 31, 2025, compared with the three and twelve months ended December 31, 2024. The board of directors of the Company approved this MD&A on February 18, 2026. All note references in this MD&A are to the notes to the Company's December 31, 2025 audited annual consolidated financial statements ("annual financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.

Presentation of financial information

The annual financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the annual financial statements. While the Company's primary transactional currency and presentation currency is the U.S. dollar, IFRS requires that the Company measure its foreign exchange gains and losses through its consolidated statements of operations and comprehensive income using the Canadian dollar as its functional currency. Accordingly, all dollar references in this MD&A are in U.S. dollars; however, the translation gains and losses were measured using the Canadian dollar as the functional currency. The use of the term "prior period" refers to the three and twelve months ended December 31, 2024.

Key performance indicators and non-IFRS and other financial measures

The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures, please see page 20 of this MD&A.

Assets under management

Assets under management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings and managed accounts.

Net inflows

Net inflows result in changes to AUM, and as such, have a direct impact on the revenues and earnings of the Company. They are described individually below:

Trust unit issuances and exchange traded funds ("ETF") unit 'creations'

The primary way in which inflows arise in our exchange listed products segment is through: (1) units of our physical trusts being issued through at-the-market ("ATM") transactions and, secondary public and private offerings; and (2) new 'creations' of ETF units.

Net sales

Fund sales (net of redemptions) are the primary manner in which inflows arise in our managed equities segment.

Net capital calls

Capital calls, net of capital distributions ("net capital calls") are the primary manner in which inflows arise in our private strategies segment.

Other net inflows

Other net inflows arise from: (1) fund acquisitions; (2) new fund launches; (3) fund closures; and (4) committed capital to private fund strategy earning a commitment fee.

Net fees

Net fees are calculated as: (1) total management fees net of fund expenses and recoveries and direct payouts; and (2) carried interest and performance fees, net of their related payouts. Net fees is a key revenue indicator as it represents revenue contributions after directly associated costs in managing our AUM.

Net commissions

Net commissions are calculated as total commissions, net of commission expenses. Net commissions primarily arise from the purchase and sale of critical materials in our exchange listed products segment.

Net revenues

Net revenues are calculated as the total of: (1) net fees, excluding carried interest and performance fees, net of their related payouts; (2) net commissions; (3) finance income; and (4) co-investment income.

Net compensation & net compensation ratio

Net compensation is calculated as total compensation expense before: (1) commission expenses paid to employees; (2) direct payouts to employees; (3) carried interest and performance fee payouts to employees; (4) severance and new hire accruals; and (5) impact of market value fluctuations and graded vesting amortization on cash-settled equity plans. Net compensation ratio is calculated as net compensation divided by net revenues.

Total shareholder return

Total shareholder return is the financial gain (loss) that results from a change in the Company's share price, plus any dividends paid over the period.

Liquid co-investments

Liquid co-investments are the Company's co-investments that can be monetized in less than 90 days.

EBITDA, adjusted EBITDA and adjusted EBITDA margin

Effective in the first quarter of the year, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". The change was made to simplify wording and there was no impact to the underlying calculation.

EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA further adjusts for items noted in the below reconciliation table. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by net revenues.

EBITDA, adjusted EBITDA and adjusted EBITDA margin are measures commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted EBITDA metric results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Adjusted EBITDA margin is a key indicator of the Company's profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.

Neither EBITDA, adjusted EBITDA, or adjusted EBITDA margin have a standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.

The following table outlines how our EBITDA, adjusted EBITDA and adjusted EBITDA margin measures are determined:

(In thousands $)	3 months ended		12 months ended	
	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Net income for the period	**28,728**	**11,680**	**67,345**	**49,294**
Net income margin [1]	26 %	27 %	24 %	28 %
Adjustments:				
Interest expense	395	613	1,222	3,091
Provision for income taxes	9,750	4,813	23,013	19,712
Depreciation and amortization	652	600	2,477	2,221
EBITDA	39,525	17,706	94,057	74,318
Adjustments:				
(Gain) loss on investments [2]	(4,195)	3,889	(15,444)	10
Stock-based compensation [3]	28,234	4,988	75,451	18,817
Foreign exchange (gain) loss	1,080	(2,706)	4,231	(1,388)
Severance, new hire accruals and other	125	166	320	224
Revaluation of contingent consideration	—	—	—	(580)
Carried interest and performance fees	(38,104)	(2,511)	(54,668)	(7,319)
Carried interest and performance fee payouts [4]	15,465	830	17,453	1,081
Adjusted EBITDA [5]	42,130	22,362	121,400	85,163
Adjusted EBITDA margin [6]	68 %	59 %	64 %	58 %

[1] Calculated as IFRS net income divided by IFRS total revenue.

[2] This adjustment removes the income effects of gains or losses on short-term investments, co-investments, and private holdings to ensure the reporting objectives of our adjusted EBITDA metric are met.

[3] The increase in the quarter and on a full-year basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 18% in the quarter and 132% on a full-year basis. The balance also includes the effect of the new program's requirement to use graded vesting amortization.

[4] Includes both internal and external carried interest and performance fee payouts.

[5] Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.

[6] Prior period adjusted EBITDA margin excludes adjusted EBITDA from non-reportable segments of ($372) for the three months ended December 31, 2024 and ($1,466) for the year ended December 31, 2024.

Business developments

In the third quarter of the year, the Company launched the Sprott Active Metal & Miners ETF ("METL"), an active ETF leveraging Sprott's specialized metals and mining leadership to invest in companies across the industry lifecycle. AUM as of December 31, 2025 for this product stood at $45 million.

In the second quarter of the year, the Sprott Physical Uranium Trust ("SPUT") closed a $200 million bought deal financing and a $25.6 million non-brokered private placement.

In the first quarter of the year, the Company launched two new precious metals ETFs, the Sprott Silver Miners & Physical Silver ETF ("SLVR") and the Sprott Active Gold & Silver Miners ETF ("GBUG"). AUM as of December 31, 2025 for these products stood at $655 million and $153 million, respectively.

Subsequent to year-end, as at February 13, 2026, AUM was $70.1 billion, up 18% from $59.6 billion as at December 31, 2025. Our performance subsequent to year-end was the result of $7.7 billion of market value appreciation and $2.8 billion in net inflows, primarily in our exchange listed products.

Results of operations

Summary financial information

(In thousands $)	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Management fees	63,818	50,710	44,446	39,989	41,441	38,968	38,325	36,603
Fund expense recoveries	(469)	(386)	(327)	(279)	(280)	(275)	(260)	(231)
Fund expenses	(3,304)	(2,778)	(2,699)	(2,464)	(2,708)	(2,385)	(2,657)	(2,234)
Direct payouts	(2,247)	(1,871)	(1,709)	(1,602)	(1,561)	(1,483)	(1,408)	(1,461)
Carried interest and performance fees	38,104	1,757	14,807	—	2,511	4,110	698	—
Carried interest and performance fee payouts	(15,465)	(690)	(1,298)	—	(830)	—	(251)	—
Net fees	80,437	46,742	53,220	35,644	38,573	38,935	34,447	32,677
Commissions	2,655	3,816	1,725	286	819	498	3,332	1,047
Commission expense - internal	(275)	(329)	(180)	(52)	(146)	(147)	(380)	(217)
Commission expense - external	(1,143)	(1,801)	(779)	(47)	(290)	(103)	(1,443)	(312)
Net commissions	1,237	1,686	766	187	383	248	1,509	518
Finance income	2,464	1,583	1,213	1,402	1,441	1,574	4,084	1,810
Co-investment income	198	234	280	151	296	418	416	274
Less: Carried interest and performance fees (net of payouts)	(22,639)	(1,067)	(13,509)	—	(1,681)	(4,110)	(447)	—
Total net revenues [1]	61,697	49,178	41,970	37,384	39,012	37,065	40,009	35,279
Add: Carried interest and performance fees (net of payouts)	22,639	1,067	13,509	—	1,681	4,110	447	—
Gain (loss) on investments	4,195	7,012	2,703	1,534	(3,889)	937	1,133	1,809
Fund expenses [2]	4,447	4,579	3,478	2,511	2,998	2,488	4,100	2,546
Direct payouts [3]	17,987	2,890	3,187	1,654	2,537	1,630	2,039	1,678
Fund expense recoveries	469	386	327	279	280	275	260	231
Total revenues [4]	**111,434**	**65,112**	**65,174**	**43,362**	**42,619**	**46,505**	**47,988**	**41,543**
Compensation	61,329	38,550	33,825	19,597	19,672	18,547	19,225	17,955
Direct payouts [3]	(17,987)	(2,890)	(3,187)	(1,654)	(2,537)	(1,630)	(2,039)	(1,678)
Severance, new hire accruals and other	(125)	(111)	(32)	(52)	(166)	(58)	—	—
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans [5]	(22,351)	(16,598)	(12,758)	(412)	71	(114)	(252)	(155)
Net compensation	20,866	18,951	17,848	17,479	17,040	16,745	16,934	16,122
Net compensation ratio	34 %	39 %	43 %	47 %	44 %	46 %	44 %	47 %
Fund expenses [2]	4,447	4,579	3,478	2,511	2,998	2,488	4,100	2,546
Direct payouts [3]	17,987	2,890	3,187	1,654	2,537	1,630	2,039	1,678
Severance, new hire accruals and other	125	111	32	52	166	58	—	—
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans [5]	22,351	16,598	12,758	412	(71)	114	252	155
Selling, general, and administrative ("SG&A")	5,053	4,473	4,825	4,127	4,949	4,612	5,040	4,173
Interest expense	395	261	286	280	613	933	715	830
Depreciation and amortization	652	647	637	541	600	502	568	551
Foreign exchange (gain) loss	1,080	(666)	3,263	554	(2,706)	1,028	122	168
Other (income) and expenses	—	—	—	—	—	—	(580)	—
Total expenses	**72,956**	**47,844**	**46,314**	**27,610**	**26,126**	**28,110**	**29,190**	**26,223**
Net income [6]	**28,728**	**13,159**	**13,501**	**11,957**	**11,680**	**12,697**	**13,360**	**11,557**
Net income per share [7]	**1.11**	**0.51**	**0.52**	**0.46**	**0.46**	**0.50**	**0.53**	**0.45**
Adjusted EBITDA [8]	42,130	31,916	25,453	21,901	22,362	20,675	22,375	19,751
Adjusted EBITDA per share	1.63	1.24	0.99	0.85	0.88	0.81	0.88	0.78
Total assets [9]	**525,779**	**466,169**	**439,429**	**386,131**	**388,798**	**412,477**	**406,265**	**389,784**
Total liabilities [10]	**158,534**	**121,441**	**93,955**	**59,986**	**65,150**	**82,198**	**90,442**	**82,365**
Total AUM	59,605,519	49,088,162	40,040,822	35,076,761	31,535,062	33,439,221	31,053,136	29,369,191
Average AUM	53,216,229	42,346,242	37,580,867	33,265,327	33,401,157	31,788,412	31,378,343	29,035,667

(1) Prior period net revenues include the following revenues from non-reportable segments: Q4 2024 - $406; Q3 2024 - $497; Q2 2024 - $650; and Q1 2024 - $465.

(2) Includes fund expenses and commission expense - external. Together, these amounts are included in "Fund expenses" on the income statement.

(3) Includes direct payouts, internal carried interest and performance fee payouts and commission payouts - internal. Together, these amounts are included in "Compensation" on the income statement.

(4) Total revenues for the year ended December 31, 2025 were $285,082 (December 31, 2024- $178,655; December 31, 2023- $151,367).

(5) The increase in the quarter and on a full-year basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 18% in the quarter and 132% on a full-year basis. The balance also includes the effect of the new program's requirement to use graded vesting amortization.

(6) Net income for the year ended December 31, 2025 was $67,345 (December 31, 2024 - $49,294; December 31, 2023- $41,799).

(7) Basic and diluted net income per share for the year ended December 31, 2025 was $2.61 and $2.61, respectively (December 31, 2024 - $1.94 and $1.91, respectively; December 31, 2023 - $1.66 and $1.60, respectively).

(8) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.

(9) Total assets as at December 31, 2025 were $525,779 (December 31, 2024 - $388,798; December 31, 2023- $378,835).

(10) Total liabilities as at December 31, 2025 were $158,534 (December 31, 2024 - $65,150; December 31, 2023 - $73,130).

AUM summary

AUM was $59.6 billion as at December 31, 2025, up 21% from $49.1 billion as at September 30, 2025 and up 89% from $31.5 billion as at December 31, 2024. On a three and twelve months ended basis, we benefited from market value appreciation across a majority of our fund products and positive net inflows to our exchange listed products. Subsequent to year-end, as at February 13, 2026, AUM was $70.1 billion, up 18% from $59.6 billion as at December 31, 2025. Our performance subsequent to year-end was the result of $7.7 billion of market value appreciation and $2.8 billion in net inflows, primarily in our exchange listed products.

3 months results						
(In millions $)	AUM Sep. 30, 2025	Net inflows [1]	Market value changes	Other net inflows [1]	AUM Dec. 31, 2025	Net management fee rate [2]
Exchange listed products						
- Precious metals physical trusts and ETFs						
- Physical Gold Trust	14,112	191	1,673	—	15,976	0.35%
- Physical Silver Trust	9,338	661	5,110	—	15,109	0.45%
- Physical Gold and Silver Trust	7,309	(113)	1,869	—	9,065	0.40%
- Precious Metals ETFs	1,216	222	216	—	1,654	0.35%
- Physical Platinum & Palladium Trust	485	124	164	—	773	0.50%
	32,460	1,085	9,032	—	42,577	0.39%
- Critical materials physical trusts and ETFs						
- Physical Uranium Trust	6,015	201	(58)	—	6,158	0.31%
- Critical Materials ETFs	3,200	101	(351)	—	2,950	0.51%
- Physical Copper Trust	104	5	22	—	131	0.33%
	9,319	307	(387)	—	9,239	0.37%
Total exchange listed products	41,779	1,392	8,645	—	51,816	0.39%
Managed equities [3]	5,171	(108)	906	(313)	5,656	0.82%
Private strategies	2,138	(1)	(3)	—	2,134	0.85%
Total AUM [4]	49,088	1,283	9,548	(313)	59,606	0.46%

12 months results						
(In millions $)	AUM Dec. 31, 2024	Net inflows [1]	Market value changes	Other net inflows [1]	AUM Dec. 31, 2025	Net management fee rate [2]
Exchange listed products						
- Precious metals physical trusts and ETFs						
- Physical Gold Trust	8,608	1,429	5,939	—	15,976	0.35%
- Physical Silver Trust	5,227	1,410	8,472	—	15,109	0.45%
- Physical Gold and Silver Trust	5,013	(301)	4,353	—	9,065	0.40%
- Precious Metals ETFs	354	531	767	2	1,654	0.35%
- Physical Platinum & Palladium Trust	168	318	287	—	773	0.50%
	19,370	3,387	19,818	2	42,577	0.39%
- Critical materials physical trusts and ETFs						
- Physical Uranium Trust	4,862	763	533	—	6,158	0.31%
- Critical Materials ETFs	2,020	85	845	—	2,950	0.51%
- Physical Copper Trust	90	4	37	—	131	0.33%
	6,972	852	1,415	—	9,239	0.37%
Total exchange listed products	26,342	4,239	21,233	2	51,816	0.39%
Managed equities [3]	2,873	(99)	3,268	(386)	5,656	0.82%
Private strategies	2,320	(191)	5	—	2,134	0.85%
Total AUM [4]	31,535	3,949	24,506	(384)	59,606	0.46%

[1] See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of this MD&A.

[2] Net management fee rate represents the weighted average fees for all funds in the category, net of fund expenses.

[3] Managed equities is made up of primarily precious metal strategies (54%), high net worth managed accounts (41%) and U.S. value strategies (5%).

[4] No performance fees are earned on exchange listed products. Certain managed equities products earn either performance fees based on returns above relevant benchmarks or earn carried interest calculated as a predetermined net profit over a preferred return. Private strategies LPs primarily earn carried interest calculated as a predetermined net profit over a preferred return.

Key revenue lines

Management, carried interest and performance fees

Management fees were $63.8 million for the quarter, up $22.4 million or 54% from $41.4 million for the quarter ended December 31, 2024 and $199 million on a full-year basis, up $43.6 million or 28% from $155.3 million for the year ended December 31, 2024. Carried interest and performance fees were $38.1 million in the quarter, up $35.6 million from $2.5 million for the quarter ended December 31, 2024 and $54.7 million on a full-year basis, up $47.3 million from $7.3 million for the year ended December 31, 2024. Net fees were $80.4 million for the quarter, up $41.9 million from $38.6 million for the quarter ended December 31, 2024 and $216 million on a full-year basis, up $71.4 million or 49% from $144.6 million for the year ended December 31, 2024. Our revenue performance in the quarter and on a full-year basis was due to a combination of higher average AUM on market value appreciation and inflows to our precious metals physical trusts and ETFs, the generation of performance fees in our managed equities and private strategies segments, and carried interest earned in a legacy fixed-term exploration LP within our managed equities segment.

Commission revenues

Commission revenues were $2.7 million for the quarter, up $1.8 million from $0.8 million for the quarter ended December 31, 2024 and $8.5 million on a full-year basis, up $2.8 million or 49% from $5.7 million for the year ended December 31, 2024. Net commissions were $1.2 million for the quarter, up $0.9 million from $0.4 million for the quarter ended December 31, 2024 and $3.9 million on a full-year basis, up $1.2 million or 46% from $2.7 million for the year ended December 31, 2024. Commission revenue increased in the quarter and on a full-year basis due to higher ATM activity in our physical uranium trust.

Finance income

Finance income was $2.5 million for the quarter, up $1 million or 71% from $1.4 million for the quarter ended December 31, 2024 and $6.7 million on a full-year basis, down $2.2 million or 25% from $8.9 million for the year ended December 31, 2024. The increase in the quarter was due to higher income generated in our co-investments in our private strategies segment, while the decrease on a full-year basis was due to last year's syndication activity in the first half of the year in the same segment.

Key expense lines

Compensation

Net compensation expense was $20.9 million for the quarter, up $3.8 million or 22% from $17 million for the quarter ended December 31, 2024 and $75.1 million on a full-year basis, up $8.3 million or 12% from $66.8 million for the year ended December 31, 2024. The increase in the quarter and on a full-year basis was primarily due to higher incentive compensation on increased net fee generation. Our net compensation ratio was 34% in the quarter (December 31, 2024 - 44%) and 40% on a full-year basis (December 31, 2024 - 45%).

Stock-based compensation expense was $28.2 million for the quarter, up $23.2 million from $5 million for the quarter ended December 31, 2024 and $75.5 million on a full-year basis, up $56.6 million from $18.8 million for the year ended December 31, 2024. The increase in the quarter and on a full-year basis was primarily due to a change in accounting requirements as we moved our employees to a new cash-settled stock-based compensation plan this year. Cash-settled stock plans require the use of mark-to-market and graded vest accounting under IFRS 2, which creates the dual impact of: (1) accelerating the amount of vesting that occurs each period and (2) adding market volatility to each vested amount, in our case, at a time when our stock has appreciated 18% in the quarter and 132% on a full-year basis. In contrast, last year, we had an equity-settled program that required each vest to be valued at the original grant date fair value on a constant basis over the entire amortization period. As at December 31, 2025, the total dollar amount of restricted share unit liability (net of tax) that management estimates will be paid for the year ended December 31, 2025, is 49% lower than the estimates noted above. The total number of restricted shares management estimates will vest for the year ended December 31, 2025, is 1.9% of the Company's total NYSE/TSX shares outstanding.

SG&A

SG&A expense was $5.1 million for the quarter, up $0.1 million or 2% from $4.9 million for the quarter ended December 31, 2024 and $18.5 million on a full-year basis, down $0.3 million or 2% from $18.8 million for the year ended December 31, 2024. The increase in the quarter was due to higher marketing costs, while the decrease on a full-year basis was primarily due to lower technology costs.

Earnings

Net income for the quarter was $28.7 million ($1.11 per share), up $17 million from $11.7 million ($0.46 per share) for the quarter ended December 31, 2024 and was $67.3 million ($2.61 per share) on a full-year basis, up $18.1 million or 37% from $49.3 million ($1.94 per share) for the year ended December 31, 2024. Our net income performance was primarily due to market value appreciation and inflows to our precious metals physical trusts and carried interest and performance fee crystallizations in our managed equities and private strategies segments. These increases were partially offset by a change in accounting requirements brought on by our new cash-settled stock plan that took effect this year. Cash-settled stock plans like the one we implemented this year require the use of mark-to-market and graded vest accounting under IFRS 2, which creates the dual impact of: (1) accelerating the amount of vesting that occurs each period and (2) adding market volatility to each vested amount, in our case, at a time when our stock has appreciated 18% in the quarter and 132% on a full-year basis. In contrast, last year we had an equity-settled stock program that required each vest to be valued at the original grant date fair value on a constant basis over the entire amortization period.

Adjusted EBITDA was $42.1 million ($1.63 per share) for the quarter, up $19.8 million or 88% from $22.4 million ($0.88 per share) for the quarter ended December 31, 2024 and $121.4 million ($4.71 per share) on a full-year basis, up $36.2 million or 43% from $85.2 million ($3.35 per share) for the year ended December 31, 2024. Adjusted EBITDA in the quarter and on a full-year basis benefited from higher average AUM on market value appreciation and inflows to our precious metals physical trusts and ETFs.

Additional revenues and expenses

Investment gains were $4.2 million for the quarter, up $8.1 million from investment losses of $3.9 million for the quarter ended December 31, 2024 and on a full-year basis, investment gains were $15.4 million, up $15.5 million from nominal investment losses for the year ended December 31, 2024. Investment gains in the quarter and on a full-year basis were mainly driven by market value appreciation of our co-investments.

Depreciation of property and equipment was $0.7 million for the quarter, up $0.1 million or 9% from $0.6 million for the quarter ended December 31, 2024 and $2.5 million on a full-year basis, up $0.3 million or 12% from $2.2 million for the year ended December 31, 2024. The increase was due to depreciation of leasehold improvements.

Balance sheet

Total assets were $525.8 million, up $137 million or 35% from $388.8 million as at December 31, 2024. The increase was primarily due to higher cash and receivable balances from increased earnings and cash flow generation. Total liabilities were $158.5 million, up $93.4 million from $65.2 million as at December 31, 2024. The increase was primarily due to higher stock-based compensation payable as a result of a change in accounting requirements brought on by our new cash-settled stock plan that took effect this year. Cash-settled stock plans like the one we implemented this year require the use of mark-to-market and graded vest accounting under IFRS 2, which creates the dual impact of: (1) accelerating the amount of vesting that occurs each period and (2) adding market volatility to each vested amount, in our case, at a time when our stock has appreciated 18% in the quarter and 132% on a full-year basis. Total shareholder's equity was $367.2 million, up $43.6 million or 13% from $323.6 million as at December 31, 2024.

Reportable operating segments

Exchange listed products

(In thousands $)	3 months ended		12 months ended	
	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Management fees	47,821	29,115	145,455	107,928
Fund expenses	(2,373)	(2,095)	(8,310)	(7,914)
Net fees	45,448	27,020	137,145	100,014
Commissions	2,260	499	7,155	4,041
Commission expense - internal	(155)	(37)	(491)	(323)
Commission expense - external	(1,122)	(250)	(3,578)	(1,944)
Net commissions	983	212	3,086	1,774
Finance income	—	111	—	424
Co-investment income	—	—	—	29
Total net revenues	46,431	27,343	140,231	102,241
Gain (loss) on investments	2,116	(2,616)	5,217	76
Fund expenses [1]	3,495	2,345	11,888	9,858
Direct payouts [2]	155	37	491	323
Total revenues	**52,197**	**27,109**	**157,827**	**112,498**
Net compensation	6,621	4,614	22,490	17,466
Fund expenses [1]	3,495	2,345	11,888	9,858
Direct payouts [2]	155	37	491	323
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans [3]	5,896	—	13,295	—
SG&A	2,021	1,800	7,463	6,736
Interest expense	93	290	185	1,348
Depreciation and amortization	34	35	139	133
Foreign exchange (gain) loss	870	(1,832)	2,956	(1,693)
Other (income) and expenses	—	—	—	(580)
Total expenses	**19,185**	**7,289**	**58,907**	**33,591**
Income before income taxes	**33,012**	**19,820**	**98,920**	**78,907**
Adjusted EBITDA [4]	39,353	21,788	116,438	81,033
Adjusted EBITDA margin	85 %	80 %	83 %	79 %
Total AUM	51,816,012	26,341,775	51,816,012	26,341,775
Average AUM	45,762,506	27,831,718	35,303,716	25,861,175

[1] Includes fund expenses and commission expense - external. Together, these amounts are included in "Fund expenses" on the income statement.

[2] Includes commission payouts - internal. This is included in "Compensation" on the income statement.

[3] The increase in the quarter and on a full-year basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 18% in the quarter and 132% on a full-year basis. The balance also includes the effect of the new program's requirement to use graded vesting amortization.

[4] Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.

3 and 12 months ended

Income before income taxes was $33 million for the quarter, up $13.2 million or 67% from $19.8 million for the quarter ended December 31, 2024 and was $98.9 million on a full-year basis, up $20 million or 25% from $78.9 million for the year ended December 31, 2024. Our earnings in the quarter and on a full-year basis benefited from market value appreciation and inflows to our precious metals physical trusts and ETFs, partially offset by higher stock-based compensation expense from our new cash-settled stock plan, which accelerates vesting and adds market volatility per IFRS 2 requirements. In contrast, last year, we had an equity-settled program that required each vest to be valued at the original grant date fair value on a constant basis over the entire amortization period.

Adjusted EBITDA was $39.4 million for the quarter, up $17.6 million or 81% from $21.8 million for the quarter ended December 31, 2024 and was $116.4 million on a full-year basis, up $35.4 million or 44% from $81 million for the year ended December 31, 2024. Adjusted EBITDA in the quarter and on a full-year basis benefited from market value appreciation and inflows to our precious metals physical trusts and ETFs.

Managed equities

(In thousands $)	3 months ended		12 months ended	
	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Management fees	11,794	7,776	36,654	29,057
Fund expense recoveries	(469)	(280)	(1,461)	(1,046)
Fund expenses	(833)	(454)	(2,574)	(1,759)
Direct payouts	(1,870)	(1,124)	(5,854)	(4,116)
Carried interest and performance fees	35,607	2,310	52,163	7,118
Carried interest and performance fee payouts	(14,607)	(752)	(16,593)	(1,003)
Net fees	29,622	7,476	62,335	28,251
Finance income	59	133	220	355
Co-investment income	—	52	—	145
Less: Carried interest and performance fees (net of payouts)	(21,000)	(1,558)	(35,570)	(6,115)
Total net revenues	8,681	6,103	26,985	22,636
Add: Carried interest and performance fees (net of payouts)	21,000	1,558	35,570	6,115
Gain (loss) on investments	2,823	(606)	10,605	2,529
Fund expenses [1]	833	454	2,574	1,759
Direct payouts [2]	16,477	1,876	22,447	5,119
Fund expense recoveries	469	280	1,461	1,046
Total revenues	**50,283**	**9,665**	**99,642**	**39,204**
Net compensation	4,591	3,396	16,050	13,647
Fund expenses [1]	833	454	2,574	1,759
Direct payouts [2]	16,477	1,876	22,447	5,119
Severance, new hire accruals and other	125	100	318	158
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans [3]	2,986	—	6,806	—
SG&A	1,318	1,290	4,403	4,888
Interest expense	108	143	253	982
Depreciation and amortization	96	96	391	378
Foreign exchange (gain) loss	670	(1,421)	2,206	(1,375)
Total expenses	**27,204**	**5,934**	**55,448**	**25,556**
Income before income taxes	**23,079**	**3,731**	**44,194**	**13,648**
Adjusted EBITDA [4]	4,044	2,136	11,230	7,363
Adjusted EBITDA margin	47 %	35 %	42 %	33 %
Total AUM	5,655,902	2,872,973	5,655,902	2,872,973
Average AUM	5,307,162	3,208,676	4,109,267	3,024,080

[1] Includes fund expenses. This is included in "Fund expenses" on the income statement.
[2] Includes direct payouts and internal carried interest and performance fee payout. This is included in "Compensation" on the income statement.
[3] The increase in the quarter and on a full-year basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 18% in the quarter and 132% on a full-year basis. The balance also includes the effect of the new program's requirement to use graded vesting amortization.
[4] Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.

3 and 12 months ended

Income before income taxes was $23.1 million for the quarter, up $19.3 million from $3.7 million for the quarter ended December 31, 2024 and was $44.2 million on a full-year basis, up $30.5 million from $13.6 million for the year ended December 31, 2024. Our earnings in the quarter and on a full-year basis benefited from performance fee crystallization in certain funds and carried interest crystallization on the wind down of a legacy fixed-term exploration LP in this segment. These increases were partially offset by higher stock-based compensation expense from our new cash-settled stock plan, which accelerates vesting and adds market volatility per IFRS 2 requirements. In contrast, last year, we had an equity-settled program that required each vest to be valued at the original grant date fair value on a constant basis over the entire amortization period.

Adjusted EBITDA was $4 million for the quarter, up $1.9 million or 89% from $2.1 million for the quarter ended December 31, 2024 and was $11.2 million on a full-year basis, up $3.9 million or 53% from $7.4 million for the year ended December 31, 2024. Our adjusted EBITDA in the quarter and on a full-year basis benefited from higher management fees resulting from market value appreciation across the majority of our funds in this segment.

Private strategies

(In thousands $)	3 months ended		12 months ended	
	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Management fees	4,401	4,794	17,717	19,579
Fund expenses	(98)	(159)	(361)	(311)
Direct payouts	(377)	(437)	(1,575)	(1,797)
Carried interest and performance fees	2,497	201	2,505	201
Carried interest and performance fee payouts	(858)	(78)	(860)	(78)
Net fees	5,565	4,321	17,426	17,594
Finance income	1,718	1,084	4,397	7,685
Less: Carried interest and performance fees (net of payouts)	(1,639)	(123)	(1,645)	(123)
Total net revenues	5,644	5,282	20,178	25,156
Add: Carried interest and performance fees (net of payouts)	1,639	123	1,645	123
Gain (loss) on investments	1,530	303	2,938	359
Fund expenses [1]	98	159	361	311
Direct payouts [2]	1,235	515	2,435	1,875
Total revenues	**10,146**	**6,382**	**27,557**	**27,824**
Net compensation	2,230	2,329	8,680	10,682
Fund expenses [1]	98	159	361	311
Direct payouts [2]	1,235	515	2,435	1,875
SG&A	497	589	1,819	2,144
Interest expense	1	2	5	8
Depreciation and amortization	13	18	51	39
Foreign exchange (gain) loss	895	(2,769)	2,629	(3,466)
Total expenses	**4,969**	**843**	**15,980**	**11,593**
Income before income taxes	**5,177**	**5,539**	**11,577**	**16,231**
Adjusted EBITDA [3]	2,918	2,364	9,694	12,331
Adjusted EBITDA margin	52 %	45 %	48 %	49 %
Total AUM	2,133,605	2,320,314	2,133,605	2,320,314
Average AUM	2,146,561	2,360,763	2,193,229	2,515,967

[1] Includes fund expenses. This is included in "Fund expenses" on the income statement.

[2] Includes direct payouts and internal carried interest and performance fee payout. This is included in "Compensation" on the income statement.

[3] Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.

3 and 12 months ended

Income before income taxes was $5.2 million for the quarter, down $0.4 million or 7% from $5.5 million for the quarter ended December 31, 2024 and was $11.6 million on a full-year basis, down $4.7 million or 29% from $16.2 million for the year ended December 31, 2024.   Our earnings in the quarter and on a full-year basis were impacted by lower management fees due to lower commitment fee earning assets, FX losses in the period and lower full-year finance income due to last year's syndication activity in the first half of the year.

Adjusted EBITDA was $2.9 million for the quarter, up $0.6 million or 23% from $2.4 million for the quarter ended December 31, 2024 and was $9.7 million on a full-year basis, down $2.6 million or 21% from $12.3 million for the year ended December 31, 2024. Our adjusted EBITDA in the quarter benefited from higher finance income generation in our co-investments, while our full-year adjusted EBITDA was impacted by lower management fees due to lower commitment fee earning assets in this segment and lower finance income due to last year's syndication activity in the first half of the year.

Corporate

This segment is a cost center that provides capital, balance sheet management and shared services to the Company's subsidiaries.

(In thousands $)	3 months ended Dec. 31, 2025	3 months ended Dec. 31, 2024	12 months ended Dec. 31, 2025	12 months ended Dec. 31, 2024
Gain (loss) on investments	(96)	(233)	(74)	(469)
Finance income	616	27	1,722	85
Total revenues	**520**	**(206)**	**1,648**	**(384)**
Net compensation	7,278	6,330	27,149	23,398
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans [1]	13,469	(71)	32,018	450
Severance, new hire accruals and other	—	66	—	66
SG&A	1,068	1,012	4,216	3,942
Interest expense	193	178	779	753
Depreciation and amortization	507	448	1,886	1,658
Foreign exchange (gain) loss	(1,610)	3,138	(3,852)	4,811
Total expenses	**20,905**	**11,101**	**62,196**	**35,078**
Income (loss) before income taxes	**(20,385)**	**(11,307)**	**(60,548)**	**(35,462)**
Adjusted EBITDA [2]	(4,215)	(3,554)	(15,717)	(14,098)

[1] The increase in the quarter and on a full-year basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 18% in the quarter and 132% on a full-year basis. The balance also includes the effect of the new program's requirement to use graded vesting amortization.

[2] Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.

3 and 12 months ended

- Net compensation was higher primarily due to higher incentive compensation on increased net fee generation.

- Impact of market value fluctuation and graded vest amortization on cash-settled equity plans was higher in the quarter and on a full-year basis primarily due to a change in accounting requirements as we moved our employees to a new cash-settled stock-based compensation plan this year. Cash-settled stock plans require the use of mark-to-market and graded vest accounting under IFRS 2, which creates the dual impact of: (1) accelerating the amount of vesting that occurs each period; and (2) adding market volatility to each vested amount, in our case, at a time when our stock has appreciated 18% in the quarter and 132% on a full-year basis. In contrast, last year, we had an equity-settled program that required each vest to be valued at the original grant date fair value on a constant basis over the entire amortization period.

- SG&A was flat in the quarter and higher on a full-year basis, primarily due to increased professional services costs.

Dividends

The following dividends were declared by the Company during the last three years:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
November 17, 2025 - Regular dividend Q3 2025	December 2, 2025	$0.40	10,315
August 18, 2025 - Regular dividend Q2 2025	September 2, 2025	$0.30	7,740
May 20, 2025 - Regular dividend Q1 2025	June 4, 2025	$0.30	7,740
March 10, 2025 - Regular dividend Q4 2024	March 25, 2025	$0.30	7,744
Dividends declared in 2025 [1]			33,539
November 18, 2024 - Regular dividend Q3 2024	December 3, 2024	$0.30	7,749
August 19, 2024 - Regular dividend Q2 2024	September 3, 2024	$0.25	6,466
May 21, 2024 - Regular dividend Q1 2024	June 5, 2024	$0.25	6,466
March 4, 2024 - Regular dividend Q4 2023	March 19, 2024	$0.25	6,466
Dividends declared in 2024			27,147
November 13, 2023 - Regular dividend Q3 2023	November 28, 2023	$0.25	6,458
August 21, 2023 - Regular dividend Q2 2023	September 5, 2023	$0.25	6,467
May 15, 2023 - Regular dividend Q1 2023	May 30, 2023	$0.25	6,482
March 6, 2023 - Regular dividend Q4 2022	March 21, 2023	$0.25	6,489
Dividends declared in 2023			25,896

[1] Subsequent to year-end, on February 18, 2026, a regular dividend of $0.40 per common share was declared for the quarter ended December 31, 2025. This dividend is payable on March 17, 2026 to shareholders of record at the close of business on March 2, 2026.

Capital stock

Total capital stock issued and outstanding was 25.8 million (December 31, 2024 - 25.8 million).

Earnings per share for the current and prior period have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $1.11 for the quarter and $2.61 on a full-year basis compared to $0.46 and $1.94 in the prior periods, respectively. Diluted earnings per share was $1.11 for the quarter and $2.61 on a full-year basis compared to $0.45 and $1.91 in the prior periods, respectively. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the Employee Profit Sharing Plan ("EPSP") Trust and outstanding restricted stock units.

A total of 12,500 stock options are outstanding (December 31, 2024 - 12,500) pursuant to our stock option plan with 0.4 years (December 31, 2024 - 1.4 years) remaining on their contractual life, all of which are exercisable.

Liquidity and capital resources

As at December 31, 2025, the Company had $123.4 million (December 31, 2024 - $46.8 million) of cash and cash equivalents. In addition, the Company had $76.7 million of co-investments (December 31, 2024 - $72.8 million) of which $35.5 million (December 31, 2024 - $23.8 million) can be monetized in less than 90 days (liquid co-investments).

As at December 31, 2025, the Company had $nil (December 31, 2024 - $nil) outstanding on its credit facility, which matures on August 8, 2028. As at December 31, 2025, the Company was in compliance with all covenants, terms and conditions under the credit facility.

The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed in U.S. dollars through SOFR or base rate loans. Amounts may also be borrowed in Canadian dollars through prime rate loans or CORRA loans.

Key terms under the current credit facility are noted below:

Structure

- 5-year, $75 million revolver with "bullet maturity" on August 8, 2028

Interest rate

- SOFR + 2.36%

Covenant terms

- Minimum AUM: $11.7 billion;
- Debt to EBITDA less than or equal to 2.5:1; and
- EBITDA to interest expense more than or equal to 2.5:1

Commitments

The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at December 31, 2025, the Company had $3 million in co-investment commitments in private strategies LPs due within one year (December 31, 2024 - $5.2 million) and $nil due after 12 months (December 31, 2024 - $1.5 million).

Contractual obligations	Carrying Amount	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating accounts payable and other accrued liabilities	12,036	12,036	—	—	—
Compensation payable	26,303	26,303	—	—	—
Stock-based compensation payable	76,234	55,015	21,219	—	—
Lease obligation	11,117	1,487	2,867	2,708	4,055
Total contractual obligations	125,690	94,841	24,086	2,708	4,055

Critical accounting estimates and significant judgments

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur. The Company's material accounting policy information is described in Note 2 of the December 31, 2025 annual financial statements. Certain of these accounting policies require management to make key assumptions concerning the future and consider other sources of estimation uncertainty at the reporting date. These accounting estimates are considered critical because they require subjective and/or complex judgments that may have a material impact on the value of our assets, liabilities, revenues and expenses.

Critical accounting estimates

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are reviewed for impairment quarterly and tested for impairment annually. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, AUM and asset lives. These estimates require significant judgment regarding market growth rates and fund flow assumptions, which could affect the Company's future results if estimates of future performance and fair value change.

Significant judgments

Investments in other entities

IFRS 10 *Consolidated Financial Statements* ("IFRS 10") and IAS 28 *Investments in Associates and Joint Ventures* ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture, financial instrument or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interest in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions and volatility of underlying securities in warrant valuations. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Managing financial risks

Market risk

The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.

Price risk

Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial assets and liabilities. The Company's earnings, particularly through its private strategies segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Foreign currency risk

The Company enters into transactions that are denominated primarily in U.S. dollars. Foreign currency risk arises from foreign exchange rate movements that could negatively impact the liquidity of the Company in instances where there is a translation from U.S. dollars to a different currency.

Credit risk

Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's investment portfolio.

Investments

The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Other

The majority of receivables relate to management fees, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal, as it maintains sufficient levels of liquid assets to meet its obligations as they come due. The Company has $123.4 million (December 31, 2024 - $46.8 million) of cash and cash equivalents. In addition, the Company has $76.7 million of co-investments (December 31, 2024 - $72.8 million) of which $35.5 million (December 31, 2024 - $23.8 million) can be monetized in less than 90 days (liquid co-investments). The Company also has access to a credit facility of $75 million with a major Canadian schedule I chartered bank.

The Company's exposure to liquidity risk as it relates to its co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.

Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are generally short-term in nature and due within a year.

The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due and ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include, but are not limited to: drawing on the line of credit; slowing its co-investment activities; liquidating investments; and adjusting or otherwise temporarily suspending Annual Incentive Plan ("AIP") payments.

Concentration risk

A significant portion of the Company's AUM and its investments are focused on the natural resource sector, and in particular, precious metals and critical materials related investments and transactions. In addition, from time-to-time, certain investments may be concentrated to a material degree, in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR")

Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our DC&P and ICFR (as defined in the applicable U.S. and Canadian securities laws), concluded that the Company's DC&P and ICFR were properly designed and were operating effectively as at December 31, 2025. In addition, there were no material changes to ICFR during the quarter.

Managing non-financial risks

Confidentiality of information

Confidentiality is essential to the success of the Company's business, and it strives to consistently maintain the highest standards of trust, integrity and professionalism. Account information is kept under strict control in compliance with all applicable laws, and physical, procedural, and electronic safeguards are maintained in order to protect this information from access by unauthorized parties. The Company keeps the affairs of its clients confidential and does not disclose the identities of clients (absent expressed client consent to do so). If a prospective client requests a reference, the Company will not provide the name of an existing client before receiving permission from that client to do so.

Conflicts of interest

The Company established a number of policies with respect to employee personal trading. Employees may not trade any of the securities held or being considered for investment by any of the Company's funds without prior approval. In addition, employees must receive prior approval before they are permitted to buy or sell securities. Speculative trading is strongly discouraged. All employees must comply with the Company's Code of Ethics. The code establishes strict rules for professional conduct including the management of conflicts of interest.

Independent review committee

In accordance with National Instrument 81-107 - Independent Review Committee for Investment Funds ("NI 81-107"), all publicly offered investment funds in Canada are required to maintain an Independent Review Committee ("IRC") responsible for reviewing and approving conflict of interest matters. The Company has established an IRC for its Canadian public funds and implemented written policies and procedures for identifying, managing, and documenting conflicts. The Company also provides the IRC with the necessary support to carry out its responsibilities. The IRC consists of three independent members and is required to conduct annual self-assessments and report on its activities to both the Company and the security holders of the public funds.

Insurance

The Company maintains appropriate insurance coverage for general business and liability risks as well as insurance coverage required by regulation. Insurance coverage is reviewed periodically to ensure continued adequacy.

Internal controls and procedures

Several of the Company's subsidiaries operate in regulated environments and are subject to business conduct rules and other rules and regulations. The Company has internal control policies related to business conduct. They include controls required to ensure compliance with the rules and regulations of relevant regulatory bodies including the Ontario Securities Commission ("OSC"), the Canadian Investment Regulatory Organization, Financial Industry Regulatory Authority ("FINRA") and the U.S. Securities and Exchange Commission ("SEC").

Enterprise risk management

The starting point to any enterprise risk management ("ERM") program is the articulation of a risk appetite, which is the amount and types of risk the Company is willing to accept in its pursuit of business objectives. A company's risk appetite is the bedrock upon which an ERM framework is established.

The Company's risk appetite is primarily based on specific regulatory and legal environment considerations, general corporate sustainability, the need for sound capital adequacy and treasury management processes, the preservation of its positive reputation among current and future stakeholders, the natural expectation of its shareholders that it takes appropriate and reasonable levels of risk in its various business segments to maximize shareholder returns and its overall desire to be good corporate citizens as part of its organizational culture and core values. The aforementioned considerations formed the basis for the Company's risk appetite statements noted below:

- Regardless of loss probability, we will only accept inherent or residual risks that we have a proven, demonstrable ability to understand, diligently manage on an ongoing basis and thoroughly consider and balance relative to the outcomes; and

- Our risk appetite is low regarding any actions or inactions that could materially jeopardize the Company's reputation, purpose and values or commitment to its stakeholders. Furthermore, at no point would we ever accept existential inherent or residual risks, regardless of loss probability or profit upside.

The ERM process involves a comprehensive drill down through the organization to its constituent parts to identify all salient risks and evaluate them through the lens of our risk appetite. The following is a summary of the ERM steps used to filter organizational risks through our risk appetite:

- Identify all major processes within each business segment (and enterprise shared services function supporting them);

- Identify materially relevant inherent risks (both quantitative and qualitative), that may arise in each major process area;

- Rate each inherent risk (in the absence of internal controls) based on the degree of event probability and impact to the organization;

- Determine our risk tolerance for each inherent risk previously identified and rated (in the specific context of our overall risk appetite);

- Identify internal controls in place (or needed) to mitigate the inherent risks down to the appropriate "residual level" (i.e. determine the post-controls risk rating and compare it to our predetermined risk tolerance level). We stratify our internal controls universe using the "three lines of defense" approach recommended by the Institute of Internal Auditors prior to evaluating the effectiveness of internal controls;

- Compare all residual risk ratings to their corresponding risk tolerance level to ensure the risk is being appropriately managed (i.e. there are a sufficient number of, and appropriate types of, internal controls in place to manage the risk in light of our risk tolerance), and if not, take further action; and

- Test, document and report on the effectiveness of the ERM program in managing risks within the boundaries of our risk appetite.

Additional information relating to the Company, including the Company's Annual Information Form is available on EDGAR at www.sec.gov and SEDAR+ at www.sedarplus.com.

34

Consolidated Financial Statements

Years ended December 31, 2025 and 2024

Management's responsibility for financial reporting

The accompanying consolidated financial statements, which consolidate the financial results of Sprott Inc. (the "Company"), were prepared by management, who are responsible for the integrity and fairness of all information presented in the consolidated financial statements and management's discussion and analysis ("MD&A") for the years ended December 31, 2025 and 2024. The consolidated financial statements were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented in the MD&A is consistent with that in the consolidated financial statements.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the material accounting policy information summarized in Note 2 of the consolidated financial statements. Management maintains a system of internal controls to meet its responsibilities for the integrity of the consolidated financial statements.

The board of directors of the Company appoints the Company's audit and risk management committee annually. Among other things, the mandate of the audit & risk management committee includes the review of the consolidated financial statements of the Company on a quarterly basis and the recommendation to the board of directors for approval. The audit & risk management committee has access to management and the auditors to review their activities and to discuss the external audit program, internal controls, accounting policies and financial reporting matters.

KPMG LLP performed an independent audit of the consolidated financial statements, as outlined in the auditor's report contained herein. KPMG LLP had, and has, full and unrestricted access to management of the Company, the audit & risk management committee and the board of directors to discuss their audit and related findings and have the right to request a meeting in the absence of management at any time.

Whitney George
Chief Executive Officer

Kevin Hibbert, FCPA, FCA
Co-chief Operating Officer and Chief Financial Officer

February 18, 2026

Management's responsibility for financial controls

The management of Sprott Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management has used the *Internal Control – Integrated Framework (2013)* to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of the Company's internal control over financial reporting as of December 31, 2025, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.

KPMG LLP, the independent auditors appointed by the shareholders of the Company, who have audited the consolidated financial statements, have also audited internal control over financial reporting and have issued their report below.

Whitney George
Chief Executive Officer

Kevin Hibbert, FCPA, FCA
Co-chief Operating Officer and Chief Financial Officer

February 18, 2026



KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Sprott Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Sprott Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 18, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.



We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of indefinite life fund management contracts

As discussed in note 2 to the consolidated financial statements, an annual test for impairment augments the quarterly impairment indicator assessment of impairment for indefinite life intangibles. The recoverable amounts associated with intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives, and are determined using the value-in-use method. These estimates require significant judgment regarding market growth rates, discount rates, and fund flow assumptions which could affect the Company's future results. As discussed in note 9 to the consolidated financial statements, the Company's indefinite life fund management contracts totaled $183,116 thousand as of December 31, 2025.

We identified the assessment of the recoverable amounts of the indefinite-life fund management contracts as a critical audit matter. A higher degree of auditor judgment was required to evaluate the significant assumptions, which were determined to be market growth rates, fund flow assumptions and discount rates, used in determining the recoverable amounts. The sensitivity of reasonably possible changes to those assumptions could have had a significant impact on the determination of the recoverable amounts of the indefinite-life fund management contracts.



The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's impairment testing process, including controls over the development of the significant assumptions. We evaluated the Company's ability to forecast fund flows by comparing historical forecasts to actual results. We evaluated the forecasted fund flows and market growth rates by considering external market and industry outlook data.

We involved valuation professionals with specialized skills and knowledge, who assisted in:

– assessing the discount rates used by management by comparing against discount rate ranges that were developed using publicly available market data and independently developed assumptions; and

– assessing the recoverable amounts determined by management using the forecasted fund flows, market growth rates and discount rates by comparing the implied assets under management ("AUM") multiple against publicly available AUM multiples for comparable companies.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2016.

Toronto, Canada
February 18, 2026



KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Sprott Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Sprott Inc.'s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 18, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Responsibility for Internal Controls. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.



We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 18, 2026

Consolidated balance sheets

As at (In thousands of U.S. dollars)		Dec. 31 2025	Dec. 31 2024
Assets			
Current			
Cash and cash equivalents		123,444	46,834
Fees receivable		46,038	15,393
Short-term investments	(Notes 3 & 12)	640	225
Other assets	(Note 5)	14,261	14,657
Income taxes recoverable		3,357	2,079
Total current assets		187,740	79,188
Co-investments	(Notes 4 & 12)	76,697	72,848
Other assets	(Notes 5 & 12)	34,469	27,279
Property and equipment, net	(Note 8)	21,280	19,185
Intangible assets	(Note 9)	183,116	168,254
Goodwill	(Note 9)	19,149	19,149
Deferred income taxes	(Note 11)	3,328	2,895
		338,039	309,610
Total assets		525,779	388,798
Liabilities and shareholders' equity			
Current			
Accounts payable and accrued liabilities		13,552	7,605
Compensation payable		81,318	11,829
Income taxes payable		2,668	10,844
Total current liabilities		97,538	30,278
Other accrued liabilities		47,738	22,958
Deferred income taxes	(Note 11)	13,258	11,914
Total liabilities		158,534	65,150
Shareholders' equity			
Capital stock	(Note 10)	448,575	450,127
Contributed surplus	(Note 10)	35,057	36,267
Deficit		(33,449)	(67,255)
Accumulated other comprehensive loss		(82,938)	(95,491)
Total shareholders' equity		367,245	323,648
Total liabilities and shareholders' equity		525,779	388,798
Commitments and contingencies	(Note 18)		

The accompanying notes form part of the consolidated financial statements

"Ronald Dewhurst"   *"Graham Birch"*
  Director   Director

Consolidated statements of operations and comprehensive income

		For the years ended	
(In thousands of U.S. dollars, except for per share amounts)		Dec. 31 2025	Dec. 31 2024
Revenues			
Management fees		198,963	155,337
Carried interest and performance fees		54,668	7,319
Commissions		8,482	5,696
Finance income		6,662	8,909
Gain (loss) on investments	(Notes 3, 4 and 5)	15,444	(10)
Co-investment income	(Note 6)	863	1,404
Total revenues		285,082	178,655
Expenses			
Compensation	(Note 10)	153,301	75,399
Fund expenses		15,015	12,132
Selling, general and administrative		18,478	18,774
Interest expense		1,222	3,091
Depreciation of property and equipment	(Note 8)	2,477	2,221
Foreign exchange (gain) loss		4,231	(1,388)
Other (income) and expenses	(Note 7)	—	(580)
Total expenses		194,724	109,649
Income before income taxes		90,358	69,006
Provision for income taxes	(Note 11)	23,013	19,712
Net income for the year		67,345	49,294
Net income per share:			
Basic	(Note 10)	2.61	1.94
Diluted	(Note 10)	2.61	1.91
Net income for the year		67,345	49,294
Other comprehensive income (loss)			
Items that may be reclassified subsequently to profit or loss			
Foreign currency translation gain (loss) (taxes of $Nil)		12,553	(20,553)
Total other comprehensive income (loss)		12,553	(20,553)
Comprehensive income		79,898	28,741

The accompanying notes form part of the consolidated financial statements

Consolidated statements of changes in shareholders' equity

(In thousands of U.S. dollars, other than number of shares)		Number of shares outstanding	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total equity
At Dec. 31, 2024		25,814,859	450,127	36,267	(67,255)	(95,491)	323,648
Shares released on equity incentive plans	*(Note 10)*	—	—	(1,283)	—	—	(1,283)
Shares acquired and canceled under normal course issuer bid	*(Note 10)*	(28,601)	(1,552)	—	—	—	(1,552)
Foreign currency translation gain (loss)		—	—	—	—	12,553	12,553
Stock-based compensation	*(Note 10)*	—	—	73	—	—	73
Dividends declared	*(Note 14)*	—	—	—	(33,539)	—	(33,539)
Net income		—	—	—	67,345	—	67,345
Balance, Dec. 31, 2025		25,786,258	448,575	35,057	(33,449)	(82,938)	367,245
At Dec. 31, 2023		25,410,151	434,764	35,281	(89,402)	(74,938)	305,705
Shares acquired for equity incentive plan	*(Note 10)*	(26,321)	(963)	—	—	—	(963)
Shares issued and released on equity incentive plans	*(Note 10)*	479,211	18,348	(16,628)	—	—	1,720
Shares acquired and canceled under normal course issuer bid	*(Note 10)*	(48,182)	(2,022)	—	—	—	(2,022)
Foreign currency translation gain (loss)		—	—	—	—	(20,553)	(20,553)
Stock-based compensation	*(Note 10)*	—	—	17,614	—	—	17,614
Dividends declared		—	—	—	(27,147)	—	(27,147)
Net income		—	—	—	49,294	—	49,294
Balance, Dec. 31, 2024		25,814,859	450,127	36,267	(67,255)	(95,491)	323,648

The accompanying notes form part of the consolidated financial statements

Consolidated statements of cash flows

(In thousands of U.S. dollars)	For the years ended	
	Dec. 31 2025	Dec. 31 2024
Operating activities		
Net income for the year	67,345	49,294
Add (deduct) non-cash items:		
(Gain) loss on investments	(15,444)	10
Stock-based compensation	73	17,614
Depreciation of property and equipment	2,477	2,221
Deferred income tax expense	465	1,971
Current income tax expense	22,548	17,741
Other items	(505)	(2,576)
Income taxes paid	(31,962)	(8,374)
Changes in:		
Fees receivable	(30,645)	(7,912)
Other assets	(3,873)	(5,060)
Accounts payable, accrued liabilities and compensation payable	87,211	4,223
Cash provided by (used in) operating activities	97,690	69,152
Investing activities		
Purchase of investments	(7,942)	(13,405)
Sale of investments	19,119	43,694
Purchase of property and equipment	(1,852)	(1,868)
Management contract consideration	—	(3,906)
Cash provided by (used in) investing activities	9,325	24,515
Financing activities		
Acquisition of common shares for equity incentive plan	—	(963)
Acquisition of common shares under normal course issuer bid	(1,552)	(2,022)
Repayment of lease liabilities	(1,214)	(1,342)
Contributions from non-controlling interest	3,045	(1,462)
Advances from loan facility	—	6,440
Repayments of loan facility	—	(30,677)
Dividends paid	(33,539)	(27,147)
Cash provided by (used in) financing activities	(33,260)	(57,173)
Effect of foreign exchange on cash balances	2,855	(10,318)
Net increase (decrease) in cash and cash equivalents during the year	76,610	26,176
Cash and cash equivalents, beginning of the year	46,834	20,658
Cash and cash equivalents, end of the year	123,444	46,834
Cash and cash equivalents:		
Cash	118,230	43,214
Short-term deposits	5,214	3,620
	123,444	46,834

The accompanying notes form part of the consolidated financial statements

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

1 Corporate information

Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2 Summary of material accounting policy information

Statement of compliance

These annual audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") in effect as at December 31, 2025 as issued by the International Accounting Standards Board ("IASB").

Compliance with IFRS requires the Company to exercise judgment and make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary.

The financial statements have been authorized for issue by a resolution of the board of directors of the Company on February 18, 2026 and include all subsequent events up to that date.

Basis of presentation

These financial statements have been prepared on a going concern basis and on a historical cost basis, except for certain financial instruments classified as fair value through profit or loss ("FVTPL") and which are measured at fair value to the extent required or permitted under IFRS and as set out in the relevant accounting policies. The financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.

Principles of consolidation

These financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared for the same reporting period as the Company and are based on accounting policies consistent with that of the Company.

The Company consolidates interest in its funds or subsidiaries if the Company has control over the entity. Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.

The Company records third-party interest in the funds which do not qualify to be equity due to redeemable or limited life features, as non-controlling interest liabilities. Such interests are initially recognized at fair value, with any changes recorded in the co-investment income line of the consolidated statements of operations and comprehensive income.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

The Company currently controls the following principal subsidiaries:

- Sprott Asset Management LP ("SAM");

- Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) SGRIL Holdings Inc. ("SGRIL Holdings"); (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "US entities" in these financial statements;

- Sprott Resource Streaming and Royalty Corporation and Sprott Private Resource Streaming and Royalty (Management) Corp. ("SRSR"); and

- Sprott Resource Lending Corp. ("SRLC")

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and with carrying brokers, which are not subject to restrictions, and short-term interest bearing notes and treasury bills with a term to maturity of less than three months from the date of purchase.

Investments

Investments include equity kickers received as consideration during private strategies, managed equities and broker-dealer activities as well as investments in private companies and are measured at FVTPL.

Co-investments

Co-investments are investments the Company makes alongside clients of the various fund strategies it manages to demonstrate the commitment and confidence the Company has in investment strategies that they promote and operate. Included in co-investments are the Company's investment in the fund products previously managed by its non-core asset management business domiciled in Korea.

Financial instruments

Classification and measurement of financial assets

Financial assets are measured on initial recognition at fair value, and are classified and subsequently measured at FVTPL, amortized cost or fair value through other comprehensive income ("FVOCI").

Financial assets are measured at amortized cost if the contractual terms of the instrument give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding and it is held within a business model whose objective is to hold assets to collect contractual cash flows.

All financial assets that are not measured at amortized cost or FVOCI are measured at FVTPL. This includes all derivative financial assets the Company may hold.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

Valuation of investments

Investments include public equities, share purchase warrants, mutual funds, private holdings and alternative investment strategies, while co-investments are investments held in the funds managed or previously managed by the Company. Public equities, share purchase warrants and fixed income securities are measured at fair value and are accounted for on a trade-date basis. Mutual fund and alternative investment strategy investments which are included within co-investments are valued using the net asset value per unit of the fund, which represents the underlying net assets at fair values determined using closing market prices. These investments are generally made in the process of launching a new fund and are redeemed (if open-end) or sold (if closed-end) as third party investors subscribe. The balance represents the Company's maximum exposure to loss associated with the investments. Private holdings include private company investments which are classified as FVTPL and carried at fair value based on the value of the Company's interests from financial information provided by management of the private companies, which may include operating results, subsequent rounds of financing and other appropriate information. Any change in fair value is recognized in gain (loss) on investments on the consolidated statements of operations and comprehensive income.

Fair value hierarchy

All financial instruments recognized at fair value in the consolidated balance sheets are classified into three fair value hierarchy levels as follows:

- Level 1: valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

- Level 2: valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means; and

- Level 3: valuation techniques with significant unobservable market inputs.

The Company will transfer financial instruments into or out of levels in the fair value hierarchy on the reporting date to the extent the instrument no longer satisfies the criteria for inclusion in the category in question. Level 3 valuations are prepared by the Company and reviewed and approved by management at each reporting date. Valuation results, including the appropriateness of model inputs, are compared to actual market transactions to the extent readily available. Valuations of level 3 assets are also discussed with the Audit and Risk Management Committee as deemed necessary by the Company.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported on the consolidated balance sheets if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Impairment of financial assets

Expected credit losses are a probability-weighted estimate of future credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the Company in accordance with the contract and the cash flows the Company expects to receive.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

Recognition of income and related expenses

The Company receives variable consideration in the form of management fees, which are allocated to distinct time periods in which the management services are being provided. Management fees are recognized when they are no longer susceptible to market factors and no longer subject to a significant reversal in revenue.

The Company may also earn variable consideration in the form of carried interest and performance fees. These fees are recognized when they are no longer susceptible to market factors or subject to significant reversal in revenue, which is determined subject to agreements with the underlying funds. Carried interest and performance fee payments made in advance of the recognition of revenue are capitalized as part of Other assets and expensed once the revenue criteria above is met. The carried interest and performance fee prepaid asset is tested for impairment at each reporting date.

Commission income is recognized when the related services are rendered and no longer subject to a significant reversal in revenue.

Finance income, which includes income distributions from private strategies LP units the Company holds and interest income from cash on hand and brokerage client accounts, is recognized on an accrual basis using the effective interest method. Under the effective interest method, the interest rate realized is not necessarily the same as the stated rate in the loan or debenture documents. The effective interest rate is the rate required to discount the future value of all loan or debenture cash flows to their present value and is adjusted for the receipt of cash and non-cash items in connection with the loan.

Costs related to obtaining a contract with clients ("placement fees") are amortized on a systematic basis related to the transfer of services to those clients.

Costs incurred on behalf of investment products that are not recoverable are included in Fund expenses on the statement of operations. Costs incurred on behalf of investment products that are recoverable are included in Fund recoveries within Other assets.

Property and equipment

Property and equipment are recorded at cost and are amortized on either a straight-line or a declining balance basis over the expected useful life which ranges from 1 to 5 years or in the case of leasehold improvements over the term of the lease. Artwork is not amortized since it does not have a determinable useful life. The residual values, useful life and methods of amortization for property and equipment are reviewed at each reporting date and adjusted prospectively, if necessary. Any loss resulting from the impairment of property and equipment is expensed in the period the impairment is identified.

Intangible assets

Intangible assets other than goodwill are recognized when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.

Intangible assets that are purchased are measured at the acquisition date and include the fair value of considerations transferred, and include an estimate for contingent consideration where applicable.

Intangible assets with indefinite useful lives are not amortized, but are assessed for impairment indicators at each reporting date, or more frequently if changes in circumstances indicate that the carrying value is greater than its recoverable amount. In addition to impairment indicator assessments, indefinite life intangibles must be tested annually for impairment. The indefinite life assessment of an intangible asset is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If no longer supportable, changes in useful life from indefinite to finite are made prospectively.

Any loss resulting from the impairment of intangible assets is expensed in the period the impairment is identified. Any gain resulting from an impairment reversal of intangible assets is recognized in the period the impairment reversal is identified but cannot exceed the carrying amount that would have been determined (net of amortization and impairment) had no impairment loss been recognized for the intangible asset in prior periods.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

Business combinations and goodwill

The purchase price of an acquisition accounted for under the acquisition method is allocated based on the fair values of the net identifiable assets acquired. The excess of the purchase price over the fair values of such identifiable net assets is recorded as goodwill.

Goodwill, which is measured at cost less any accumulated impairment losses, is not amortized, but rather, is assessed for impairment indicators at each reporting date, or more frequently if changes in circumstances indicate that the carrying value may be impaired. In addition to quarterly impairment indicator assessments, goodwill must be tested annually for impairment. For the purpose of impairment testing, goodwill is allocated to each of the Company's cash generating units ("CGUs") that are expected to benefit from the acquisition. The recoverable amount of a CGU is compared to its carrying value plus any goodwill allocated to the CGU. If the recoverable amount of a CGU is less than its carrying value plus allocated goodwill, an impairment charge is recognized, first against the carrying value of the goodwill, with any remaining difference being applied against the carrying value of assets contained in the impacted CGUs. Impairment losses on goodwill are recorded in the consolidated statements of operations and comprehensive income and cannot be subsequently reversed.

Income taxes

Income tax is comprised of current and deferred tax.

Income tax is recognized in the consolidated statements of operations and comprehensive income except to the extent that it relates to items recognized directly in other comprehensive income or elsewhere in equity, in which case, the related taxes are also recognized in other comprehensive income (loss) or elsewhere in equity.

Deferred taxes are recognized using the liability method for temporary differences that exist between the carrying amounts of assets and liabilities in the consolidated balance sheets and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax assets and liabilities are determined based on the enacted or substantively enacted tax rates that are expected to apply when the differences related to the assets or liabilities reported for tax purposes are expected to reverse in the future. Deferred tax assets are recognized only when it is probable that sufficient taxable profits will be available or taxable temporary differences reversing in future periods against which deductible temporary differences may be utilized.

Deferred tax liabilities are not recognized on the following temporary differences:

- Temporary differences on the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
- Taxable temporary differences related to investments in subsidiaries, associates or joint ventures or joint operations to the extent they are controlled by the Company and they will not reverse in the foreseeable future; and
- Taxable temporary differences arising on the initial recognition of goodwill.

The Company records a provision for uncertain tax positions if it is probable that the Company will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Company's best estimate of the amount expected to be paid. Provisions are reversed to income in the period in which management assesses they are no longer required or determined by statute.

The measurement of tax assets and liabilities requires an assessment of the potential tax consequences of items that can only be resolved through agreement with the tax authorities. While the ultimate outcome of such tax audits and discussions cannot be determined with certainty, management estimates the level of provisions required for both current and deferred taxes.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

Share-based payments

The Company issues restricted stock unit ("RSUs") to employees and deferred stock units ("DSUs") to directors.

For both cash-settled RSUs and DSUs, share-based expense is recognized over the vesting period with the recognition of a corresponding liability. The expensing of RSUs requires the use of graded vesting. The liabilities related to cash-settled equity incentives are remeasured at each reporting date based on the underlying stock price of Sprott Inc. shares, with changes in fair value being recognized within compensation expense.

Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period, after applying the treasury stock method to determine the dilutive impact, if any, of stock options and unvested shares purchased for the Trust. The treasury stock method determines the number of incremental common shares by assuming that the number of dilutive securities the Company has granted to employees have been issued.

Lease commitments

The Company recognizes a right-of-use asset and a lease liability as at the lease commencement date. The right-of-use asset is initially measured at cost and subsequently at cost less any accumulated depreciation and impairment. The lease liability is initially measured at the present value of future lease payments over the anticipated lease term, discounted using the Company's incremental borrowing rate. The right-of-use asset is presented in the Property and equipment line of the consolidated balance sheets and the short and long-term portions of the lease liability are presented in the Accounts payable and accrued liabilities line and Other accrued liabilities line, respectively, of the consolidated balance sheets. The Company used the practical expedient when applying IFRS 16, *Leases* for short-term leases under 12 months and low-value assets such as IT equipment, with lease payments being expensed as they are incurred.

Foreign currency translation

Accounts in the financial statements of the Company's subsidiaries are measured using their functional currency, being the currency of the primary economic environment in which the entity operates. The Canadian dollar is the functional currency of the Company. The effects of foreign currency conversion are included in the Foreign exchange (gain) loss line on the statement of operations. The Canadian dollar is also the functional currency of all its subsidiaries, with the exception of U.S. entities, which use the U.S. dollar as their functional currency. Accordingly, the assets and liabilities of U.S. entities are translated into Canadian dollars using the rate in effect on the date of the consolidated balance sheets. Revenue and expenses are translated at the average rate over the reporting period. Foreign currency translation gains and losses arising from the Company's translation of its net investment in U.S. entities companies, including goodwill and the identified intangible assets, are included in accumulated other comprehensive income or loss as a separate component within shareholders' equity until there has been a realized reduction in the value of the underlying investment. The Company's presentation currency is the U.S. dollar, and as such, all assets and liabilities are translated using the exchange rate as at the reporting date, while equity transactions are translated at the historical exchange rate at the date of the transaction. The statement of operations has been translated at the average exchange rate of the reporting period. Exchange differences arising on translation are presented in the accumulated other comprehensive loss line in shareholders' equity on the balance sheet.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

Significant accounting judgments and estimates

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. The Company based its assumptions and estimates on parameters available when these financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur.

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment, however, finite life intangibles are only tested for impairment to the extent indications of impairment exist at time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, an annual test for impairment augments the quarterly impairment indicator assessments. The recoverable amounts associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives, and are determined using the value-in-use method. These estimates require significant judgment regarding market growth rates, discount rates and fund flow assumptions which could affect the Company's future results if estimates of future performance and fair value change.

Investments in other entities

IFRS 10 *Consolidated Financial Statements* ("IFRS 10") and IAS 28 *Investments in Associates and Joint Ventures* ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interests in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions and volatility of underlying securities in warrant valuations. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Future Changes in Accounting Policies

IFRS 18 Presentation and disclosure in financial statements ("IFRS 18")

In April 2024, the International Accounting Standards Board (IASB) issued IFRS 18, which replaces IAS 1 *Presentation of Financial Statements*. IFRS 18 introduces changes with how an entity presents its consolidated statement of operations, including mandatory totals and subtotals, as well as classification of income and expenses into five categories: operating, investing, financing, income taxes and discontinued operations. IFRS 18 also requires additional disclosure around management-defined performance measures.

IFRS 18 is effective for the Company's fiscal year beginning on January 1, 2027 and will be applied retrospectively. The Company is currently assessing the impacts of the conversion to IFRS 18.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

3 Short-term investments

Primarily consist of equity investments in public entities the Company receives as consideration during private strategies, managed equities and broker-dealer activities (in thousands $):

	Classification and measurement criteria	Dec. 31, 2025	Dec. 31, 2024
Public equities and share purchase warrants	FVTPL	640	225
Total short-term investments		640	225

Gains (losses) on financial assets and liabilities classified at FVTPL of $0.4 million for the year ended December 31, 2025 (year ended December 31, 2024 - $(0.3) million) are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

4 Co-investments

Consists of the following (in thousands $):

	Classification and measurement criteria	Dec. 31, 2025	Dec. 31, 2024
Co-investments in funds [1]	FVTPL	76,697	72,848
Total co-investments		76,697	72,848

[1] Includes investments in funds managed and previously managed by the Company.

Gains (losses) on co-investments of $15.1 million for the year ended December 31, 2025 (year ended December 31, 2024 - $0.8 million) are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

5   Other assets and non-controlling interest

Other assets

Consist of the following (in thousands $):

	Dec. 31, 2025	Dec. 31, 2024
Assets attributable to non-controlling interest	16,918	13,934
Advance on unrealized carried interest	11,812	7,750
Fund recoveries and investment receivables	10,312	10,071
Private holdings [1]	4,311	4,371
Prepaid expenses	4,145	4,158
Other [2]	1,232	1,652
Total other assets	48,730	41,936

[1] Private holdings are financial instruments classified at FVTPL. Gains and losses are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

[2] Includes miscellaneous third-party receivables.

Non-controlling interest assets and liabilities

Non-controlling interest consists of third-party interest in the Company's co-investments that are consolidated. Assets attributable to non-controlling interest represent the underlying investments in the funds. The following table provides a summary of amounts attributable to this non-controlling interest (in thousands $):

	Dec. 31, 2025	Dec. 31, 2024
Assets	16,918	13,934
Liabilities - current [1]	(29)	(90)
Liabilities - long-term [1]	(16,889)	(13,844)

[1] Current and long-term liabilities attributable to non-controlling interest are included in accounts payable and accrued liabilities and other accrued liabilities, respectively.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

6   Co-investment income

	For the years ended	
	Dec. 31, 2025	Dec. 31, 2024
Co-investment income	863	1,404
Income attributable to non-controlling interest	4,898	(380)
Expense attributable to non-controlling interest	(4,898)	380
Total co-investment income	**863**	**1,404**

7   Other (income) and expenses

	For the years ended	
	Dec. 31, 2025	Dec. 31, 2024
Revaluation of contingent consideration	—	(580)
Total other (income) and expenses	**—**	**(580)**

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

8   Property and equipment

Consist of the following (in thousands $):

	Artwork	Furniture and fixtures	Computer hardware and software	Leasehold improvements	Right of use assets	Total
Cost						
At Dec. 31, 2023	7,259	2,790	3,096	6,521	11,335	31,001
Additions	—	412	272	1,184	10,101	11,969
Net exchange differences	(582)	(301)	(319)	(533)	(1,295)	(3,030)
At Dec. 31, 2024	6,677	2,901	3,049	7,172	20,141	39,940
Additions	27	57	352	1,416	1,650	3,502
Disposals [1]	—	—	—	—	(1,580)	(1,580)
Net exchange differences	336	125	133	357	951	1,902
At Dec. 31, 2025	7,040	3,083	3,534	8,945	21,162	43,764
Accumulated depreciation						
At Dec. 31, 2023	—	(2,506)	(2,825)	(5,268)	(9,546)	(20,145)
Depreciation charge for the year	—	(112)	(177)	(275)	(1,657)	(2,221)
Net exchange differences	—	270	291	408	642	1,611
At Dec. 31, 2024	—	(2,348)	(2,711)	(5,135)	(10,561)	(20,755)
Depreciation charge for the year	—	(127)	(308)	(405)	(1,637)	(2,477)
Disposals [1]	—	—	—	—	1,580	1,580
Net exchange differences	—	(100)	(113)	(245)	(374)	(832)
At Dec. 31, 2025	—	(2,575)	(3,132)	(5,785)	(10,992)	(22,484)
Net book value at:						
Dec. 31, 2024	6,677	553	338	2,037	9,580	19,185
Dec. 31, 2025	7,040	508	402	3,160	10,170	21,280

[1] Relates to the expiry of a lease.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

9   Goodwill and intangible assets

Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Total
Cost			
At Dec. 31, 2023	132,251	182,902	315,153
Net exchange differences	—	(14,648)	(14,648)
At Dec. 31, 2024	132,251	168,254	300,505
Additions [(1)]	—	6,468	6,468
Net exchange differences	—	8,394	8,394
At Dec. 31, 2025	132,251	183,116	315,367
Impairment			
At Dec. 31, 2023	(113,102)	—	(113,102)
Impairment charge for the year	—	—	—
At Dec. 31, 2024	(113,102)	—	(113,102)
Impairment charge for the year	—	—	—
At Dec. 31, 2025	(113,102)	—	(113,102)
Net book value at:			
At Dec. 31, 2024	19,149	168,254	187,403
At Dec. 31, 2025	19,149	183,116	202,265

(1) See "Indefinite life fund management contracts" on page 59 for more details.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

Goodwill

The Company has identified 4 cash generating units ("CGU") as follows:

- Exchange listed products
- Managed equities
- Private strategies
- Corporate

As at December 31, 2025, the Company had allocated $19.1 million (December 31, 2024 - $19.1 million) of goodwill between the exchange listed products CGU ($17.9 million) and the managed equities CGU ($1.2 million). Goodwill was allocated on a relative value approach basis.

Indefinite life fund management contracts

As at December 31, 2025, the Company had indefinite life intangibles related to fund management contracts of $183.1 million (December 31, 2024 - $168.3 million). These contracts are held within the exchange listed products and managed equities CGUs. The addition of $6.5 million in the second quarter of the year was related to the remeasurement of a provision related to a historical acquisition.

Impairment assessment of goodwill and indefinite life fund management contracts

In the normal course, goodwill and indefinite life fund management contracts are tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. As part of the Company's annual impairment testing process, the recoverable amounts associated with goodwill and indefinite life fund management contracts are calculated based on a five year value-in-use model with a terminal multiple. The value-in-use model estimates future earnings based on: (1) market growth rates, including external pricing estimates for commodities (gold, silver and uranium) and/or analyst price forecasts for the underlying equity indices and (2) fund flow assumptions based on historical experience. These inputs are used to estimate future cash flows which are discounted at 9.73% and compared to the carrying value of the CGUs and the intangible assets. During the annual impairment testing process, there was no impairment in either the exchange listed products or the managed equities CGUs.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

10   Shareholders' equity

Capital stock and contributed surplus

The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)
At Dec. 31, 2023	25,410,151	434,764
Shares acquired for equity incentive plan	(26,321)	(963)
Shares issued and released on equity incentive plans	479,211	18,348
Shares acquired and canceled under normal course issuer bid	(48,182)	(2,022)
At Dec. 31, 2024	25,814,859	450,127
Shares acquired and canceled under normal course issuer bid	(28,601)	(1,552)
At Dec. 31, 2025	25,786,258	448,575

Contributed surplus consists of stock option expense, earn-out shares expense, equity incentive plans' expense, and additional purchase consideration.

	Stated value (in thousands $)
At Dec. 31, 2023	35,281
Released on equity incentive plans	(16,628)
Stock-based compensation	17,614
At Dec. 31, 2024	36,267
Released on equity incentive plans	(1,283)
Stock-based compensation	73
At Dec. 31, 2025	35,057

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

Equity incentive plans

In the first quarter of the year, the Company implemented a cash-settled RSU plan to replace the existing equity-settled plans for Canadian and U.S. employees. Under the new plan, employees are granted cash-settled RSUs. These cash-settled RSUs will vest over a period of up to three years and on each vest date, assuming the vesting criteria is met, the cash value of the RSUs will be paid out to employees. The Company granted 976,550 cash-settled RSUs during the twelve months ended December 31, 2025 (year ended December 31, 2024 - nil).

Under the Company's legacy equity plans, as of December 31, 2025, there were nil unvested shares held in the Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust") (December 31, 2024 - nil). There were no equity-settled RSUs granted during the year ended December 31, 2025 (year ended December 31, 2024 - nil). There are 12,500 options outstanding (December 31, 2024 - 12,500) with a weighted average exercise price of CAD$27.30 and 0.4 years (December 31, 2024 - 1.4 years) remaining on their contractual life.

The Company recorded stock-based compensation of $75.5 million during the year ended December 31, 2025 (year ended December 31, 2024 - $18.8 million).

Basic and diluted earnings per share

The following table presents the calculation of basic and diluted earnings per common share:

	For the years ended	
	Dec. 31, 2025	Dec. 31, 2024
Numerator (in thousands $):		
Net income - basic and diluted	67,345	49,294
Denominator (number of shares in thousands):		
Weighted average number of common shares	25,799	25,858
Weighted average number of unvested shares in the Trust	—	(432)
Weighted average number of common shares - basic	25,799	25,426
Weighted average number of dilutive stock options	13	13
Weighted average number of unvested shares under equity incentive plan	6	437
Weighted average number of common shares - diluted	25,818	25,876
Net income per common share		
Basic	2.61	1.94
Diluted	2.61	1.91

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

Capital management

The Company's objectives when managing capital are:

- to meet regulatory requirements and other contractual obligations;

- to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns to shareholders;

- to provide financial flexibility to fund possible acquisitions;

- to provide adequate seed capital for the Company's new product offerings; and

- to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.

The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SAM is a registrant of the Ontario Securities Commission ("OSC") and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. SAM US and RCIC are registered with the U.S. Securities and Exchange Commission ("SEC") . As at December 31, 2025 and 2024, all entities were in compliance with their respective capital requirements.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

11   Income taxes

Taxes calculated on the Company's earnings differs from the theoretical amount that would arise using the weighted average tax rate applicable to earnings of the Company as follows (in thousands $):

	For the years ended	
	Dec. 31, 2025	Dec. 31, 2024
Income before income taxes	90,358	69,006
Tax calculated at domestic tax rates applicable to profits in the respective countries	23,001	18,466
Tax effects of:		
Non-deductible stock-based compensation	545	676
Non-taxable capital (gains) and losses	(319)	(279)
Adjustments in respect to previous years	(251)	578
Temporary differences not currently utilized and (not benefited previously)	(221)	(68)
Rate differences and other	258	339
Tax provision	23,013	19,712

The weighted average statutory tax rate was 25.5% (December 31, 2024 - 26.8%).

The major components of income tax expense are as follows (in thousands $):

	For the years ended	
	Dec. 31, 2025	Dec. 31, 2024
Current income tax expense		
Based on taxable income of the current period	22,863	17,134
Adjustments in respect to previous years	(315)	607
Total current income tax expense	22,548	17,741
Deferred income tax expense		
Origination and reversal of temporary differences	401	2,000
Adjustments in respect to previous years	64	(29)
Total deferred income tax expense	465	1,971
Income tax expense reported in the consolidated statements of operations	23,013	19,712

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. The movement in significant components of the Company's deferred income tax assets and liabilities is as follows (in thousands $):

For the year ended December 31, 2025

	Dec. 31, 2024	Recognized in income	Exchange rate differences	Dec. 31, 2025
Deferred income tax assets				
Stock-based compensation	7,112	3,974	428	11,514
Non-capital and capital losses	3,351	508	154	4,013
Lease liabilities and other	2,710	153	79	2,942
Total deferred income tax assets	13,173	4,635	661	18,469
Deferred income tax liabilities				
Fund management contracts	17,009	1,385	881	19,275
Unrealized gains (losses)	400	2,518	34	2,952
Advance on unrealized carried interest	2,054	954	122	3,130
Fixed assets and other	2,729	243	70	3,042
Total deferred income tax liabilities	22,192	5,100	1,107	28,399
Net deferred income tax assets (liabilities) [1]	(9,019)	(465)	(446)	(9,930)

For the year ended December 31, 2024

	Dec. 31, 2023	Recognized in income	Exchange rate differences	Dec. 31, 2024
Deferred income tax assets				
Stock-based compensation	7,018	691	(597)	7,112
Non-capital and capital losses	4,179	(517)	(311)	3,351
Lease liabilities and other	591	2,243	(124)	2,710
Total deferred income tax assets	11,788	2,417	(1,032)	13,173
Deferred income tax liabilities				
Fund management contracts	16,839	1,597	(1,427)	17,009
Unrealized gains (losses)	958	(504)	(54)	400
Advance on unrealized carried interest	1,196	1,001	(143)	2,054
Fixed assets and other	549	2,294	(114)	2,729
Total deferred income tax liabilities	19,542	4,388	(1,738)	22,192
Net deferred income tax assets (liabilities) [1]	(7,754)	(1,971)	706	(9,019)

[1] Deferred tax assets of $3.3 million (December 31, 2024 - $2.9 million) and deferred tax liabilities of $13.3 million (December 31, 2024- $11.9 million) are presented on the balance sheet net by legal jurisdiction.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

12   Fair value measurements

The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at December 31, 2025 and December 31, 2024 (in thousands $).

Short-term investments

Dec. 31, 2025	Level 1	Level 2	Level 3	Total
Public equities and share purchase warrants	578	62	—	640
Total recurring fair value measurements	578	62	—	640

Dec. 31, 2024	Level 1	Level 2	Level 3	Total
Public equities and share purchase warrants	172	47	6	225
Total recurring fair value measurements	172	47	6	225

Co-investments

Dec. 31, 2025	Level 1	Level 2	Level 3	Total
Co-investments [1]	14,735	61,962	—	76,697
Total recurring fair value measurements	14,735	61,962	—	76,697

Dec. 31, 2024	Level 1	Level 2	Level 3	Total
Co-investments [1]	5,511	67,337	—	72,848
Total recurring fair value measurements	5,511	67,337	—	72,848

[1] Co-investments also include investments made in funds which the Company consolidates that directly hold publicly traded equities, precious metals or critical materials.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

Other assets

Dec. 31, 2025	Level 1	Level 2	Level 3	Total
Private holdings	—	—	4,311	4,311
Assets attributable to non-controlling interest	—	16,918	—	16,918
Total recurring fair value measurements	—	16,918	4,311	21,229

Dec. 31, 2024	Level 1	Level 2	Level 3	Total
Private holdings	—	—	4,371	4,371
Assets attributable to non-controlling interest	—	13,934	—	13,934
Total recurring fair value measurements	—	13,934	4,371	18,305

The following tables provides a summary of changes in the fair value of level 3 financial assets (in thousands $):

Short-term investments

	Changes in the fair value of Level 3 measurements - Dec. 31, 2025				
	Dec. 31, 2024	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2025
Share purchase warrants	6	—	—	(6)	—
Total	6	—	—	(6)	—

	Changes in the fair value of Level 3 measurements - Dec. 31, 2024				
	Dec. 31, 2023	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2024
Share purchase warrants	2	23	—	(19)	6
Total	2	23	—	(19)	6

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

Other assets

	Changes in the fair value of Level 3 measurements - Dec. 31, 2025				
	Dec. 31, 2024	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2025
Private holdings	4,371	—	—	(60)	4,311
Total	4,371	—	—	(60)	4,311

	Changes in the fair value of Level 3 measurements - Dec. 31, 2024				
	Dec. 31, 2023	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2024
Private holdings	4,890	—	—	(519)	4,371
Total	4,890	—	—	(519)	4,371

During the year ended December 31, 2025, the Company transferred public equities of $nil (December 31, 2024 - $nil) from level 2 to level 1 within the fair value hierarchy. For the period ended Dec 31, 2025, the Company transferred $nil (December 31, 2024 - $nil) from level 3 to level 1 within the fair value hierarchy.

The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation technique
Public equities, precious metals and share purchase warrants	Fair values are determined using publicly available prices or pricing models which incorporate all available market-observable inputs.
Co-investments	Fair values are based on the last available net asset value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.
Private holdings	Fair values based on variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants.

The Company's level 3 securities consist of private holdings and share purchase warrants. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include gray market financing prices, volatility and discount rates. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $0.2 million (December 31, 2024 - $0.2 million).

Included in compensation payable and other accrued liabilities are liabilities related to stock-based compensation of $76.2 million (December 31, 2024 - $nil) which are carried at fair value based on the underlying stock price of Sprott Inc. shares.

Financial instruments not carried at fair value

The carrying amounts of fees receivable, other assets, accounts payable and accrued liabilities, other accrued liabilities and compensation payable excluding the above mentioned stock-based compensation payable represent a reasonable approximation of fair value as they are short term in nature.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

13   Related party transactions

The remuneration of directors and other key management personnel of the Company for employment services rendered are as follows (in thousands $):

	For the years ended	
	Dec. 31, 2025	Dec. 31, 2024
Fixed salaries and benefits	5,861	4,385
Variable incentive-based compensation	16,256	9,249
Share-based compensation	37,068	9,915
	59,185	23,549

The DSUs for independent directors of the Company vest annually over a three-year period and may only be settled in cash upon retirement. DSUs issued in lieu of directors' fees and dividends vest immediately. There were 13,455 DSUs issued during the year (December 31, 2024 - 10,991).

14   Dividends

The following dividends were declared by the Company during the year ended December 31, 2025:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
November 17, 2025 - Regular dividend Q3 2025	December 2, 2025	$0.40	10,315
August 18, 2025 - Regular dividend Q2 2025	September 2, 2025	$0.30	7,740
May 20, 2025 - Regular dividend Q1 2025	June 4, 2025	$0.30	7,740
March 10, 2025 - Regular dividend Q4 2024	March 25, 2025	$0.30	7,744
Dividends declared in 2025 [1]			33,539

[1] Subsequent to year-end, on February 18, 2026, a regular dividend of $0.40 per common share was declared for the quarter ended December 31, 2025. This dividend is payable on March 17, 2026 to shareholders of record at the close of business on March 2, 2026.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

15 Risk management activities

The Company's exposure to market, credit, liquidity and concentration are described below:

Market risk

Market risk refers to the risk that a change in the level of one or more of market prices, interest rates, foreign exchange rates, indices, volatilities, correlations or other market factors, such as liquidity, will result in a change in the fair value of an asset. The Company's financial instruments are classified as FVTPL. Therefore, certain changes in fair value or permanent impairment, if any, affect reported earnings as they occur. The maximum risk resulting from financial instruments is determined by the fair value of the financial instruments. The Company manages market risk through regular monitoring of its investments and co-investments. The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.

Price risk

Price risk arises from the possibility that changes in the price of the Company's investments and co-investments will result in changes in carrying value. If the market values of investments and co-investments classified as FVTPL increased or decreased by 5%, with all other variables held constant, this would have resulted in an increase or decrease in net income before tax of approximately $4.1 million for the year (December 31, 2024 - $3.9 million). For more details about the Company's investments and co-investments, refer to Note 3, Note 4 and Note 5.

The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are all correlated with assets under management, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by SAM, SRLC, SRSR, SAM US and RCIC.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial assets and liabilities. The Company's earnings, particularly through its co-investment in private strategies LPs and outstanding balance on the Company's line of credit, if any, are exposed to volatility as a result of sudden changes in interest rates.

As at December 31, 2025, the Company had $5.2 million in short-term government notes (December 31, 2024 -$3.6 million).

Foreign currency risk

The Company enters into transactions that are denominated primarily in U.S. dollars. Foreign currency risk arises from foreign exchange rate movements that could negatively impact the liquidity of the Company in instances where there is a translation from U.S. dollars to a different currency.

The US entities assets are all denominated in U.S. dollars with their translation impact being reported as part of other comprehensive income in the financial statements. Excluding the impact of the US entities, as at December 31, 2025, approximately $62 million (December 31, 2024 - $63.7 million) of total Canadian assets were invested in short-term investments and co-investments priced in U.S. dollars. A total of $81.9 million (December 31, 2024 - $24.5 million) of cash, $31.1 million (December 31, 2024 -$13.2 million) of fees receivable and $9.4 million (December 31, 2024 - $10.3 million) of other assets were denominated in USD. As at December 31, 2025, if the exchange rate between the U.S. dollar and the Canadian dollar increased or decreased by 5%, with all other variables held constant, the increase or decrease in net income before income taxes attributable to the translation of the above mentioned assets would have been approximately $9.2 million for the year (December 31, 2024 - $5.6 million).

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

Credit risk

Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result.

Loans receivable

The Company incurs credit risk indirectly through co-investments made in the private strategies LPs managed by SRLC and SRSR. During the loan origination process, management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

- emphasis on first priority and/or secured financings;

- the investigation of the creditworthiness of borrowers;

- the employment of qualified and experienced loan professionals;

- a review of the sufficiency of the borrower's business plans including plans that will enhance the value of the underlying security;

- frequent and documented status updates provided on business plans;

- engagement of qualified independent advisors (e.g. lawyers, engineers and geologists) to protect the Company's interests; and

- legal reviews that are performed to ensure that all due diligence requirements are met prior to funding.

The Company may syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower or comply with loan exposure maximums. The Company reviews its policies regarding its lending limits on an ongoing basis.

Investments

The Company incurs credit risk when entering into, settling and financing various proprietary transactions. As at December 31, 2025 and 2024, the Company's most significant proprietary investments counterparty was Royal Bank of Canada ("RBC") which acts as a custodian for most of the Company's proprietary investments. RBC is registered as an investment dealer subject to regulation by the Canadian Investment Regulatory Organization; and as a result, it is required to maintain minimum levels of regulatory capital at all times.

Other

The majority of fees receivable relate to management, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. Credit risk is managed in this regard by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.

The US entities incur credit risk when entering into, settling and financing various proprietary transactions. As at December 31, 2025 and 2024, the US entities' most significant counterparty was RBC Capital Markets, LLC ("RBCCM"), the carrying broker of SGRIL and custodian of the net assets of the funds managed by RCIC and SAM US. RBCCM is registered as a broker-dealer and registered investment advisor subject to regulation by FINRA and the SEC; as a result, it is required to maintain minimum levels of regulatory capital at all times.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due.

The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $75 million committed line of credit with a major Canadian Schedule I bank. As at December 31, 2025, the Company had $123.4 million or 23% (December 31, 2024 - $46.8 million or 12%) of its total assets in cash and cash equivalents. In addition, approximately $36.2 million or 44% (December 31, 2024 - $24 million or 31%) of co-investments and investments held by the Company are readily marketable and are recorded at their fair value.

The Company's exposure to liquidity risk as it relates to its' co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting. As at December 31, 2025, the Company had $3 million in co-investment commitments from the private strategies segment (December 31, 2024 - $6.7 million). Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are short-term in nature and are generally due within a year. The liability of the cash-settled stock-based compensation fluctuates with movements in the Sprott Inc. share price. As at December 31, 2025, if the Sprott Inc. share price increased or decreased by 5%, with all other variables held constant, the increase or decrease in net income before income taxes attributable to the cash-settled stock-based compensation would have been approximately $3.8 million for the year (December 31, 2024 - $nil).

The following are the remaining contractual maturities of financial liabilities as at December 31, 2025 (in thousands $):

Contractual obligations	Carrying Amount	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating accounts payable and other accrued liabilities	12,036	12,036	—	—	—
Compensation payable	26,303	26,303	—	—	—
Stock-based compensation payable	76,234	55,015	21,219	—	—
Lease obligation	11,117	1,487	2,867	2,708	4,055
Total contractual obligations	125,690	94,841	24,086	2,708	4,055

The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis. To meet any liquidity shortfalls, actions taken by the Company could include: drawing on the line of credit; liquidating investments and co-investments and/or issuing common shares.

Concentration risk

The majority of the Company's AUM, as well as its investments and co-investments are focused on the natural resource sector, and in particular, precious metals and critical materials.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

16 Segmented information

For management purposes, the Company is organized into business units based on its products, services and geographical locations and has four reportable segments as follows:

- **Exchange listed products** (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;

- **Managed equities** (reportable), which provides management services to the Company's alternative investment strategies managed in-house;

- **Private strategies** (reportable), which provides lending and streaming activities through limited partnership vehicles;

- **Corporate** (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries; and

- **All other segments** (non-reportable), which do not meet the definition of reportable segments per IFRS 8.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on investments (as if such gains and losses had not occurred), stock-based compensation, severance, new hire accruals and other, foreign exchange (gain) loss, revaluation of contingent considerations, carried interest and performance fees and carried interest and performance fee payouts (adjusted EBITDA).

Adjusted EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.

Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.

The following tables present the operations of the Company's segments (in thousands $):

For the year ended December 31, 2025

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	157,827	99,642	27,557	1,648	(1,592)	285,082
Total expenses	58,907	55,448	15,980	62,196	2,193	194,724
Income (loss) before income taxes	98,920	44,194	11,577	(60,548)	(3,785)	90,358
Adjusted EBITDA	116,438	11,230	9,694	(15,717)	(245)	121,400

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

For the year ended December 31, 2024

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	112,498	39,204	27,824	(384)	(487)	178,655
Total expenses	33,591	25,556	11,593	35,078	3,831	109,649
Income (loss) before income taxes	78,907	13,648	16,231	(35,462)	(4,318)	69,006
Adjusted EBITDA	81,033	7,363	12,331	(14,098)	(1,466)	85,163

For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the years ended	
	Dec. 31, 2025	Dec. 31, 2024
Canada	222,382	155,240
United States	62,700	23,415
	285,082	178,655

17 Loan facility

As at December 31, 2025, the Company had $nil (December 31, 2024 - $nil) outstanding on its credit facility, which matures on August 8, 2028. As at December 31, 2025, the Company was in compliance with all covenants, terms and conditions under the credit facility.

The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed in U.S. dollars through SOFR or base rate loans. Amounts may also be borrowed in Canadian dollars through prime rate loans or CORRA loans.

Key terms under the current credit facility are noted below:

Structure

- 5-year, $75 million revolver with "bullet maturity" on August 8, 2028

Interest rate

- SOFR + 2.36%

Covenant terms

- Minimum AUM: $11.7 billion;
- Debt to EBITDA less than or equal to 2.5:1; and
- EBITDA to interest expense more than or equal to 2.5:1

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024

18   Commitments and contingencies

The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at December 31, 2025, the Company had $3 million in co-investment commitments in private strategies LPs due within one year (December 31, 2024 - $5.2 million) and $nil due after 12 months (December 31, 2024 - $1.5 million).

Corporate Information

Head Office

Sprott Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2600
Toronto, Ontario M5J 2J1, Canada
T: 416.943.8099
1.855.943.8099

Directors & Officers

Ronald Dewhurst, Chairman
Graham Birch, Director
Barbara Connolly Keady, Director
Judith W. O'Connell, Director
Catherine Raw, Director
Dinaz Dadyburjor, Director
Whitney George, Chief Executive Officer & Director
Ryan McIntyre, President
Kevin Hibbert, Co-Chief Operating Officer & CFO
Arthur Einav, Co-Chief Operating Officer & General Counsel

US Transfer Agent and Registrar

Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York, NY 10004-1561
212.509.4000
continentalstock.com

Canadian Transfer Agent and Registrar

TSX Trust Company
301 - 100 Adelaide St. West
Toronto, Ontario, Canada M5H 4H1
Toll Free: 866.600.5869
www.tsxtrust.com

Legal Counsel

Stikeman Elliot LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Auditors

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, Ontario M5H 2S5

Investor Relations

Shareholder requests may be directed to
Investor Relations by e-mail at ir@sprott.com
or via telephone at 416.943.8099
or toll free at 1.855.943.8099

Stock Information

Sprott Inc. common shares are traded on the
New York Stock Exchange and Toronto Stock
Exchange under the symbol "SII"

Annual General Meeting

Wednesday, May 6, 2026 at 12pm

Sprott

Sprott Inc.

Royal Bank Plaza, South Tower
200 Bay Street, Suite 2600
Toronto, Ontario M5J 2J1, Canada

Toll Free: 1.855.943.8099

www.sprott.com